Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2020 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2020. This announcement, containing the full text of the 2020 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2020 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www. csair.com on or before 25 September 2020.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 August 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Corporate Mission

Connecting around the world for a prosperous life

Corporate Vision

Building a world-class air transport enterprise with

global competitiveness

Core Value

CSAIR (Customer first, Salute talents, Achieve excellence,

Innovate continuously, Return with kindness)

Contents

About Us
5	Important Information
6	Definitions
9	Company Information

Operating Results
12	Principal Accounting Information and Financial Indicators
15	Summary of Operating Data
19	Summary of Fleet Data
20	Report of Directors
29	Management Discussion and Analysis

Corporate Governance
45	Important Matters
65	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests
71	Directors, Supervisors, Senior Management and Employees
73	Corporate Bond

Financial Report
86	Review Report
89	Interim Financial Report

ABOUT US

IMPORTANT INFORMATION

I.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.

This report was considered and approved at the fourteenth meeting of the eighth session of the Board on 28 August 2020. 7 Directors were required to attend the meeting and all of them attended in person.

III.

The unaudited financial statements contained in this interim report of the Company have been prepared in accordance with the applicable disclosure provisions of the Listing Rules, including compliance with International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board.

IV.

Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Ma Xu Lun (the responsible person of accounting, Vice Chairman and President of the Company), Mr. Xiao Li Xin (the responsible person of the accounting department, Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.

Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilised the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.	The Company has stated in details the possible risks in this report. Investors are advised to refer to the section headed “Management Discussion and Analysis – IX. Risk Factors Analysis”.

DEFINITIONS

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Company Limited

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

Freight and Logistic Company	Southern Airlines Freight and Logistic (Guangzhou) Co., Ltd.

Nan Lung	Nan Lung Holding Limited

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

CAAC	Civil Aviation Administration of China

Daxing Airport	Beijing Daxing International Airport

Capital Airport	Beijing Capital International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo operations divided by RFTK

Yield per RTK	revenue divided by RTK

Operating expenses per ATK	total operating expenses divided by ATK

COMPANY INFORMATION Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Wang Chang Shun

Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

Shareholder Enquiry:	The office of the Board of the Company

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province, PRC

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

WeChat QR Code:

Sina Weibo:	http://weibo.com/csair

Place of Business:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Authorised Representative under the Listing Rules:	Ma Xu Lun
Xie Bing

Controlling Shareholder:	China Southern Air Holding Company Limited

Principal Bankers:	China Development Bank
Industrial & Commercial Bank of China
Agricultural Bank of China
Bank of China
China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):	China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):	www.sse.com.cn

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Interim Report Available for Inspection:	The office of the Board of the Company

Place of Listing of A Shares:	Shanghai Stock Exchange

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange of Hong Kong Limited

Short Name of H Shares:	CHINA SOUTH AIR

Stock Code of H Shares:	01055

H Share Registrar:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Place of Listing of N Shares:	New York Stock Exchange

Short Name of N Shares:	China Southern Air

Stock Code of N Shares:	ZNH

N Share Registrar:	BNY Mellon Shareowner Services P.O.Box 505000, College Station, Louisville KY40233-5000, U.S.A

Domestic Legal Adviser:	Beijing Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	DLA Piper Hong Kong

Domestic Auditors:	KPMG Huazhen LLP

Address of Domestic Auditors:	8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue Beijing, China

Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Address of Domestic Auditors:	8th Floor, Prince’s Building, 10 Chater Road Central, Hong Kong

OPERATING RESULTS

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I.	PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD

(I)	Principal Accounting Information

Principal Accounting Information	January to June 2020	January to June 2019	Unit: RMB million Increase/ (decrease) %
Operating revenue	38,964	72,939	(46.58)
(Loss)/profit attributable to equity shareholders of the Company	(8,179)	1,682	(586.27)
Net cash flow (used in)/generated from operating activities	(7,832)	9,994	(178.37)

Principal Accounting Figures	30 June 2020	31 December 2019	Increase/ (decrease) %
Total equity attributable to equity shareholders of the Company	71,613	64,106	11.71
Total assets	319,777	306,928	4.19

(II)	Principal Financial Indicators

Principal Financial Indicators	January to June 2020	January to June 2019	Increase/ (decrease) %
Basic (loss)/earnings per share (RMB/share)	(0.64)	0.14	(557.14)
Diluted (loss)/earnings per share (RMB/share)	(0.64)	0.14	(557.14)

II.	DIFFERENCE IN THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I)	Difference in Net (Loss)/Profit and Equity Attributable to Equity Shareholders of the Company under Consolidated Financial Information in Financial Statements between PRC GAAP and IFRSs

			Unit: RMB million

	Net (loss)/profit attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	January to June 2020	January to June 2019	30 June 2020	31 December 2019
Amounts under PRC GAAP	(8,174)	1,690	71,375	63,863
Adjustments:
Capitalisation of exchange difference of specific loans (a)	(8)	(11)	48	56
Government grants (b)	—	—	(6)	(6)
Adjustment arising from business combination under common control (c)	—	—	237	237
Tax impact of the above adjustments	2	3	(10)	(12)
Effect of the above adjustments on non-controlling interests	1	—	(31)	(32)

Amounts under IFRSs	(8,179)	1,682	71,613	64,106

(II)	Explanation on the Differences between PRC GAAP and IFRSs:

(a).

In accordance with the PRC GAAP, exchange difference arising from translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b).

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c).

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

III.	MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2020, the Group had capital commitments (exclusive of investment commitments) of approximately RMB81,555 million (as at 31 December 2019: RMB86,246 million). Of such amounts, approximately RMB69,531 million is related to the acquisition of aircraft and related flight equipment and approximately RMB12,024 million is related to other property, plant and equipment.

Details of contingent liabilities of the Group are set out in Note 22 to the interim financial report prepared under International Accounting Standard 34.

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2020	2019	Increase/ (decrease) %
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	47,274.96	93,489.19	(49.43)
Hong Kong, Macau and Taiwan	184.20	1,809.18	(89.82)
International	10,399.67	41,932.93	(75.20)

Total:	57,858.83	137,231.30	(57.84)

Revenue tonne kilometers (RTK) (million)
Domestic	4,748.33	9,027.33	(47.40)
Hong Kong, Macau and Taiwan	20.79	171.63	(87.89)
International	3,613.98	6,464.64	(44.10)

Total:	8,383.09	15,663.59	(46.48)

RTK – Passenger (million)
Domestic	4,161.00	8,234.04	(49.47)
Hong Kong, Macau and Taiwan	16.05	159.14	(89.92)
International	902.09	3,678.70	(75.48)

Total:	5,079.14	12,071.89	(57.93)

RTK – Cargo (million)
Domestic	587.32	793.29	(25.96)
Hong Kong, Macau and Taiwan	4.74	12.48	(62.01)
International	2,711.88	2,785.94	(2.66)

Total:	3,303.95	3,591.71	(8.01)

Passengers carried (thousand)
Domestic	31,261.46	61,586.88	(49.24)
Hong Kong, Macau and Taiwan	161.45	1,364.29	(88.17)
International	2,301.25	9,826.11	(76.58)

Total:	33,724.17	72,777.27	(53.66)

	For the six months ended 30 June
	2020	2019	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)
Domestic	356.71	489.23	(27.09)
Hong Kong, Macau and Taiwan	4.52	11.00	(58.92)
International	299.38	322.75	(7.24)

Total:	660.62	822.97	(19.73)

Capacity
Available seat kilometers (ASK) (million)
Domestic	69,940.90	113,207.88	(38.22)
Hong Kong, Macau and Taiwan	376.59	2,360.91	(84.05)
International	15,441.20	50,468.37	(69.40)

Total:	85,758.69	166,037.17	(48.35)

Available tonne kilometers (ATK) (million)
Domestic	7,812.05	12,843.24	(39.17)
Hong Kong, Macau and Taiwan	47.89	270.60	(82.30)
International	6,257.42	9,265.71	(32.47)

Total:	14,117.37	22,379.56	(36.92)

ATK – Passenger Traffic (million)
Domestic	6,294.68	10,188.71	(38.22)
Hong Kong, Macau and Taiwan	33.89	212.48	(84.05)
International	1,389.71	4,542.15	(69.40)

Total:	7,718.28	14,943.35	(48.35)

ATK – Cargo (million)
Domestic	1,517.37	2,654.53	(42.84)
Hong Kong, Macau and Taiwan	14.00	58.12	(75.91)
International	4,867.71	4,723.56	3.05

Total:	6,399.09	7,436.21	(13.95)

	For the six months ended 30 June
Load factor	2020	2019	Increase/(decrease) percentage point
Passenger load factor (RPK/ASK) (%)
Domestic	67.59	82.58	(14.99)
Hong Kong, Macau and Taiwan	48.91	76.63	(27.72)
International	67.35	83.09	(15.74)

Average:	67.47	82.65	(15.18)

Total load factor (RTK/ATK) (%)
Domestic	60.78	70.29	(9.51)
Hong Kong, Macau and Taiwan	43.41	63.42	(20.01)
International	57.76	69.77	(12.01)

Average:	59.38	69.99	(10.61)

Yield			Increase/ (decrease) %
Yield per RPK (RMB)
Domestic	0.44	0.52	(15.38)
Hong Kong, Macau and Taiwan	0.94	0.75	25.33
International	0.75	0.38	97.37

Average:	0.50	0.48	4.17

Yield per RFTK (RMB)
Domestic	1.41	1.19	18.49
Hong Kong, Macau and Taiwan	10.13	5.05	100.59
International	2.50	1.22	104.92

Average:	2.32	1.23	88.62

Yield per RTK (RMB)
Domestic	4.55	5.47	(16.82)
Hong Kong, Macau and Taiwan	10.68	8.28	28.99
International	4.05	2.98	35.91

Average:	4.35	4.47	(2.68)

	For the six months ended 30 June
	2020	2019	Increase/ (decrease) %
Cost
Operating expenses per ATK (RMB)	3.37	3.13	7.67
Flight Volume
Kilometers flown (million)	528.32	911.53	(42.04)
Hours flown (thousand)
Domestic	670.98	1,092.36	(38.58)
Hong Kong, Macau and Taiwan	3.44	22.37	(84.61)
International	145.88	322.50	(54.77)

Total:	820.30	1,437.23	(42.92)

Number of flights (thousand)
Domestic	288.15	467.83	(38.41)
Hong Kong, Macau and Taiwan	1.86	10.32	(81.95)
International	23.45	65.57	(64.24)

Total:	313.46	543.71	(42.35)

Note:	Discrepancies between the column sums and the total amounts are due to rounding of numbers.

SUMMARY OF FLEET DATA

As at 30 June 2020, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

						Unit: number of aircraft
Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Age of aircraft (year)	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
Airbus
A380 Series	4	1	0	8.2	0	0	5
A350 Series	0	6	0	0.7	0	0	6
A330 Series	11	29	6	7.2	0	1	46
A320 Series	95	97	119	7.7	3	9	311
Boeing
B787 Series	4	25	8	3.7	0	0	37
B777 Series	1	14	0	3.7	0	0	15
B737 Series	156	82	163	7.0	0	0	401
Other
EMB190 Series	6	0	11	7.7	0	3	17
ARJ21 Series	1	2	0	0.2	3	0	3
Freighter
B777 Series	7	7	0	6.7	2	0	14
B747 Series	2	0	0	17.9	0	0	2

Total	287	263	307	7.0	8	13	857

REPORT OF DIRECTORS

I.	BUSINESS REVIEW FOR THE FIRST HALF OF 2020

(I)	Principal Businesses

The business scope of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of service of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services (operated by branch office only); (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation businesses and related businesses (limited to insurance and agency business: personal accident insurance); provision of airlines ground services; civil aircraft training (operated by branch office only according to licence); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale. (For all projects being subject to approval in accordance with laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws.)

(II)	Operating Model

With the vision of “building a world-class air transport enterprise with global competitiveness” and the mission of “connecting around the world for a prosperous life”, the Company is committed to establishing the first-class safety quality, profitability and brand image, building Guangzhou-Beijing “dual hubs” strategy, adhering to the strategic direction of “Standardisation, Integration, Intelligentisation, Internationalisation”, building modern governance system and governance capacity based on Chinese Communist Party’s leadership, governance structure, strategic management, market mechanism and corporate culture, and providing guarantee in terms of conditions, resources and environment, in order to constantly meet people’s yearning for a better travel experience and provide customers with safe, reliable, convenient and comfortable air transport products and services. The Company has taken the initiative to serve the national strategy, earnestly assume political responsibility, adhere to the five development concepts of safety, high quality, innovation, cooperation and sharing, in order to benchmark the world-class air transport enterprises, break institutional barriers, cultivate new drivers and mechanism development.

In the future, the Company will accelerate the adjustment and optimization of fleet structure, market and route structure, and human resources structure, actively invigorate and dispose of inefficient and ineffective assets, build a steady debt structure, continue to promote the transformation of development mode, and adopt an intensive and connotative development mode.

(III)	The Industry Summary

During the reporting period, the coronavirus disease pandemic (COVID-19) has caused a significant impact on the global aviation industry. China’s aviation industry is also facing unprecedented difficult circumstances. In the first half of 2020, the industry’s total transportation turnover volume was 31.91 billion ton-kilometers, passenger transportation volume was 150 million passengers, and cargo and mail transportation volume was 2.997 million tons, with a year-on-year decrease of 49.2%, 54.2%, and 14.8% respectively. With the gradual and effective control of the pandemic situation in China, the decline in growth rate of passenger transport volume of China’s civil aviation has continued to pick up since the second quarter, and the decline in growth rate of cargo and mail traffic has narrowed. With the international civil aviation industry suffering a severe blow, China’s civil aviation has shown strong resilience under the impact of the pandemic. In the future, as the domestic situation of pandemic prevention and control improves and the macro economy further recovers, the recovery of the industry is expected to gain momentum.

(IV)	Business Review

During the reporting period, as the COVID-19 pandemic spread across the world, the global industrial chain and supply chain circulation was hindered, and international trade and investment shrank, causing a severe recession in the world economy. A number of authoritative organizations including the World Bank and the International Monetary Fund (IMF) forecast that the global economy will experience a negative growth of around 5% in 2020, of which developed economies will shrink by around 8%, while the GDP of emerging markets and developing economies is also expected to drop by around 3%.

China’s economy has shown good resilience under the impact of the COVID-19 pandemic. Since the second quarter, various economic indicators of China have gradually improved. Among them, the industrial service sector achieved growth, and decline in consumption and investment continued to narrow. The GDP in the second quarter increased by 3.2% year-on-year, sustaining a positive momentum in economic recovery. China’s economy is expected to grow by 1% in 2020, making it the only major economy with positive growth in the world, according to the World Economic Outlook Report of IMF.

As aviation demand has fallen sharply due to the impact of the COVID-19 pandemic, the global air transport industry, especially airlines, is struggling. Facing the severe challenges posed by the pandemic, the Group has resolutely implemented the decisions made by the central government, and has adopted comprehensive and targeted measures for pandemic prevention and control, resumption of work and production, and business operation. During the reporting period, the Group was fully committed to fighting against the pandemic, fulfilled its social responsibilities, and firmly upheld the safety baseline. Actions were taken to adjust business strategies, and strengthen cost management as a way to actively respond to challenges. At the same time, efforts were made to steadily implement strategies of the Company, and constantly promote reform and development, so as to restore momentum for the subsequent market recovery.

1.	Earnestly fulfilled social responsibilities

During the reporting period, the Group fully assumed its social responsibilities for pandemic prevention and control. As required by the central government, we swiftly initiated the highest level response to public health emergency of CSA, fully safeguarded the anti-pandemic transportation tasks by insisting on allocating transportation capacity to ensure the timely delivery of anti-pandemic personnel and materials, and was the first to introduce the free transportation policy for anti-pandemic materials in China. During the reporting period, the Group allocated a total of 14,000 flights, sent 24,000 medical care personnel and 23,000 tons of anti-pandemic supplies, operated 367 charter flights and transported 28,000 passengers to resume work and production.

We continued to enhance publicity and education among employees, and guide them to effectively protect themselves. By making use of big data and visualization tools, we protected passengers throughout the entire process, and performed targeted management at different levels for pandemic prevention on flights of the Company. As at the end of the reporting period, the Group has recorded “zero infection” among passengers on all international and domestic flights, and “zero infection” among all employees at work.

We continued to strengthen international anti-pandemic cooperation, and exchanged needed supplies for pandemic prevention with partners such as Finn Air, Iberia Airlines, Vietnam Airlines, Korean Air, Qatar Airways, KLM Royal Dutch Airlines, Istanbul Airport, etc. Through the International Air Transport Association (IATA) , we shared the full-process proposal and video operation guideline of the Group for fighting against the pandemic with more than 200 airlines around the world as a way to contribute “Chinese wisdom”.

2.	Firmly upheld safety baseline

During the reporting period, the Group promoted the construction of safety system, formulated the safety system, plans and outlines for safety responsibility, regulations and manuals, trainings, risk management and safety culture systems, and issued a list of principal responsibilities, a list of post responsibilities and a negative list of work habits. We strictly upheld the baseline of aviation safety, carried out publicity and education on “three awes” in an in-depth way, and conducted safety inspection and a hundred-day activity for work style, discipline and safety improvement, so as to investigate hidden risks in a comprehensive way, and strive to prevent and resolve safety risks caused by the pandemic.

During the reporting period, the Group achieved 820,000 hours of safe flight and 5,313 hours of general aviation flight. As of the end of the reporting period, the Group achieved an accumulated safe flight of 27.206 million hours and 20,000 hours of general aviation flight, secured aviation safety in 248 consecutive months and aviation security in 313 consecutive months, and continued to maintain the leading safety flight record in China’s civil aviation industry.

3.	Actively responded to market challenges

During the reporting period, the Group proactively adjusted its operating strategies in accordance with the development of the pandemic and direction of policy. We timely adjusted capacity to keep pace with the recovery of passenger transport market, took marginal contribution as a measurement standard, and highlighted “two matching and two strengthening”, which is the matching of transportation capacity with market and the matching of transportation volume with price, and strengthening seat control and customer base. To seize market opportunities, we have paid close attention to the recovery of domestic aviation demand since the second quarter, and increased capacity allocation. We quickly adjusted international flights in accordance with relevant state policies, arranged jumbo aircraft such as A380 to operate international routes, and actively carried out international charter flights to increase passenger revenue. At the same time, we comprehensively improved the utilization rate of freighters, and actively organized 3,771 flight shifts by freighters converted from passenger aircraft, as a way to seize the opportunity to increase freight revenue. During the reporting period, we recorded cargo and mail revenue through freighters converted from passenger aircraft of RMB1.642 billion. The revenue from cross-border logistics increased by 427% year-on-year, and the revenue from major accounts increased by 119% year-on-year.

During the reporting period, the Group continued to enhance cost and cash flow management, and actively raised funds to improve risk resistance. Under the premise of ensuring safety, we made efforts to reduce major costs such as fuel and ground service. We continued to optimize flight routes to improve operational efficiency, and thus decrease the fuel consumption per ATK by 9.9% year-on-year. Efforts were made to dynamically adjust the annual fixed asset investment, reduce investment in infrastructure and technological transformation by approximately RMB1.433 billion. We guaranteed capital demand, and grasped the window to issue multiple tranches of bonds at the lowest interest rate as compared with similar bonds issued by similar enterprises in the same period.

4.	Steadily advanced strategic goals

During the reporting period, the Group continued to advance the integrated operation, and improved the integration of field operation center “GOC” operation and management system to enhance operation efficiency. The flight on-time performance rate reached 92.25%, representing an increase of 10.66 percentage points year-on-year.

During the reporting period, the Group continued to promote the construction of two comprehensive international hubs in Guangzhou and Beijing in accordance with the positioning of “One Headquarter, Dual Hubs”. We completed the second batch of flights transit at Daxing Airport, representing a total of 60% of the transit, gained 51 slot increments per day, and increased flights on 8 approved routes. We promoted the integrated development of Guangzhou and Shenzhen, and coordinated the market, product, service and network in the Guangdong-Hong Kong-Macao Greater Bay Area. Guangzhou hub added 316 flights each week. The flight structure continued to improve.

During the reporting period, with continued efforts to strengthen our customer base, the Group registered 3.928 million newly developed members, representing an increase of 14.9% year-on-year, and 1,339 newly signed group customers, representing an increase of 5.6% year-on-year. Information technology construction was expedited, with 4.42 million registered users added on the “China Southern e-travel” APP, and 13 information improvement projects such as marketing and service launched. The data middle platform achieved initial results. We strengthened the integration and coordination of the “China Southern Alliance”, and jointly built quality trunk routes with Xiamen Airlines and Sichuan Airlines in key markets. Efforts were made to accelerate the construction of auxiliary revenue product system and continue the promotion of products such as neighbour-free seats, as a way to tap opportunities in luggage, cabin upgrades, and VIP lounges. As a result, the auxiliary revenue per passenger increased by RMB8.55 year-on-year. We launched the construction of integrated service, and focused on building an integrated service system which is “well developed, collaborative and efficient, intelligent and precise, and value-driven to offer affinity and refinement services”. We also launched products such as platinum memberships and accelerated the promotion of luggage tracking program.

5.	Deepened reform and development

During the reporting period, the Group continued to deepen reforms in key areas to lay a solid foundation for development. In terms of system reform, the pilot companies under the “Double Hundred Action” made substantial breakthroughs. The freight logistics company completed business integration, and the equity transfer project of Southern Airlines General Aviation Co., Ltd. was listed on the China Beijing Equity Exchange in July 2020. In terms of mechanism reform, we initially established an internal transaction model for full-scale market-oriented accounting and completed statement analysis of key unit value; we implemented a “flowing water plan” in terms of human resources, optimized the marketing organization, piloted the incentive mechanism for customer managers, and accelerated the reform in engineering unit. During the reporting period, the Company conducted private placement of A and H Shares to its controlling shareholders and raised approximately RMB16 billion, which played a positive role in mitigating the impact of the pandemic and enhancing the ability of the Company to resist risks.

II.	BUSINESS PLANS FOR THE SECOND HALF OF 2020

The COVID-19 pandemic has exerted a long-term and profound impact globally. Looking forward to the second half of the year, the air transport industry will face more uncertainties. As the pandemic continues to spread overseas, and local outbreaks have occurred in some areas in China, the impact of the pandemic on the civil aviation industry is expected to last longer. Due to the impact, the market structure, passenger travel and consumption habits, market distribution in low and peak seasons, and market hot spots have significantly changed both at home and abroad. The trend of Renminbi exchange rate and international oil prices is still uncertain in the future. There remains a great uncertainty on the resumption of operation of B737MAX and the market acceptance thereafter.

At the same time, the air transport industry also enjoys a number of favorable conditions. Firstly, the aviation market in China will take the lead in recovery. Characterized by ample potential, strong resilience, and large maneuver room, China’s economy has a solid foundation to deal with difficulties and challenges. The aviation market in China will be the first to rebound, and the overall trend of recovery and development is prosperous. Secondly, there is a strong potential demand for passenger travel. During the pandemic, the demand for tourism and family visits was suppressed. If the pandemic continues to be effectively controlled in China, the demand for consumption is expected to be released. Thirdly, there is strong policy support. Chinese government has issued a series of policies to support the recovery and development of the catering and tourism industries, and reduce taxes and fees for the aviation industry, including the annual exemption of civil aviation development funds.

Facing challenges and opportunities, the Group will continue to implement the decisions made by the central government and carry out “ongoing pandemic prevention and control measures according to the requirement of preventing inbound cases and domestic resurgence”. “Meanwhile, the Group will deal with short-term operating difficulties flexibly and effectively, and get fully prepared for long-term operation.

1.	Ensure Safety, Stability and Controllability

The Group will fully deepen the construction of safety system, enhance the linkage of the safety system, and effectively strengthen risk prevention, application of technical means, and process control. Efforts will be made to continuously enhance work style and discipline construction, strictly enforce the negative list of work style behavior, and embed work style construction into the process, as a way to enhance in-process management and move checkpoints forward. Actions will be taken to strengthen the qualification and capacity building, and establish and improve a full-process and full-element training management mechanism for staff in key positions such as pilot, operation controller, and mechanical engineer. Risk prevention and control will be strengthened to improve the ability to deal with harsh conditions such as complicated weather.

2.	Strive to Reduce Cost and Increase Efficiency and Income

The Group will continue to enhance market analysis, research and judgment, flexibly adjust the layout of capacity and marketing strategies, and highlight “two matching and two strengthening”. In terms of passenger transportation, we will optimize capacity allocation, promote accurate matching of aircraft models with routes, and vigorously expand group customers and frequent travelers. We will focus on international flight operations, continue to arrange jumbo aircraft, and actively strive for international flight subsidies. We will fully expand value-added revenue by launching a product portfolio that meets individual needs, with precise and flexible pricing. In terms of cargo transport, we will focus on seizing opportunities in peak seasons, optimize freighter capacity allocation and route scheduling, and prepare for freighter conversion and belly-hold sales. We will vigorously develop freight transit, make full use of warehouse resources to develop modern warehousing, and expand high-value-added businesses. Based on the construction of Guangzhou-Shenzhen, Beijing, and Shanghai freight hubs, we will promote the integration of regional markets.

Efforts will be made to continuously enhance cost management, and carry out lean cost management special activities to accurately calculate input and output, identify key cost links, and accurately formulate management and control measures. We will strictly control major costs and reduce unnecessarily incurred operating and service costs. We will pay great attention to and strive for policy support. By strengthening communication with central government, local governments, and upstream and downstream enterprises, we will make good use of policies, and ensure that policies are implemented as soon as possible to deliver effective results.

3.	Accelerate the Implementation of Strategies

The Group will expedite the implementation of development strategies. Firstly, we will strive to build the Beijing hub. Focusing on flight transit at Daxing Airport and our operation in both Capital Airport and Daxing Airport, we will strive for slot increments and quality enhancement, so as to construct a hub flight wave, and deepen cooperation with foreign airlines such as resource sharing, route pooling, and network connection. Secondly, we will further promote the integrated development of Guangzhou and Shenzhen market, improve the market share of domestic trunk routes in Guangzhou, increase the allocation of wide-body aircraft in Shenzhen, so as to consolidate market influence in the Guangdong-Hong Kong-Macao Greater Bay Area. Thirdly, we will seize the opportunities of Hainan Free Trade Port, strive for flight slot support with the base advantages, research and design aviation products such as business, tourism, duty-free goods with Hainan characteristic, by considering Hainan’s positioning as a free trade port and an international tourist island. We will make full use of policies on taxation, finance, visa exemption, service and trade facilitation to expand new business in Hainan.

4.	Intensify Efforts to Reform

The Group will continue to promote system and mechanism reform, speed up the adjustment and optimization of the fleet structure, market and route structure, and human resource structure, actively vitalize or dispose inefficient and ineffective assets, and build a sound debt structure. We will accomplish the “Double Hundred Action” on time and with good quality. The construction of “China Southern Airlines Ecosystem” will be accelerated based on the upstream and downstream needs of the industrial chain. We will expedite coordinated development, promote digital transformation, and strengthen the application of new technologies such as cloud computing, big data, and artificial intelligence, and improve the emergency management system for serious emergencies such as public health event. We will continue to deepen the construction of integrated operation, expedite the construction of integrated service, and actively enhance the brand image of the Company.

III.	ANALYSIS ON THE CORE COMPETITIVENESS

The Company’s five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its hub operations and management capability with Guangzhou-Beijing as its dual core hubs, its resource synergy capabilities under a matrix management model, its influential, high quality brand service and comprehensive leading information technology standards.

During the reporting period, the Group moved in the Daxing Airport according to plan, and has completed transitioning 60% of its flights from Capital Airport to Daxing Airport. The Group will focus on building Beijing hub into a comprehensive core hub for Europe, the United States, Japan, South Korea and other regions, and cooperate with the Guangzhou hub to support the domestic and international networks. According to the development plan, by 2025, over 200 aircraft are expected to operate in Daxing Airport.

IV.	CORPORATE GOVERNANCE

The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2020.

The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2020 complied with the Model Code and the code of conduct.

The Audit and Risk Management committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

V.	MATERIAL CHANGES TO MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, the Group introduced 8 aircraft (including 6 under finance lease, 2 purchased), disposed 13 aircraft (all under operating lease). During the reporting period, the additions of leased aircraft and purchased aircraft resulted in an increase in the cost of right-of-use assets and property, plant and equipment with total amounts of RMB4,530 million. All the aircraft under operating lease that was disposed during the reporting period was disposed upon the expiry of the lease period, at which the book value of right-of-use assets was nil.

During the reporting period, details of the other material changes to major assets of the Group are set out in the section headed “Management Discussion and Analysis – V. Liquidity, Financial Resources and Capital structure – (I) Analysis on Assets and Liabilities Structure”.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL STATEMENTS RELATED ITEMS CHANGE ANALYSIS

Unit: RMB million

Item	January to June 2020	January to June 2019	Increase/ (decrease) %
Operating revenue	38,964	72,939	(46.58)
Operating expenses	47,568	69,938	(31.99)
Net cash (used in)/generated from operating activities	(7,832)	9,994	(178.37)
Net cash used in investing activities	(3,122)	(10,006)	(68.80)
Net cash generated from/(used in) financing activities	26,468	(5,368)	593.07

II.	OPERATIONAL REVENUES ANALYSIS

In the first half of 2020, the Group recorded operating revenue of RMB38,964 million, representing a decrease of 46.58% compared to the same period of 2019. Among which, the passenger revenue was RMB28,793 million, representing a decrease of 56.12% compared to the same period of 2019, mainly because of the decrease of traffic volume and air ticket price resulted from insufficient passenger confidence for travel due to the impact of COVID-19. Cargo and mail revenue was RMB7,667 million, representing an increase of 73.89% compared to the same period of 2019, mainly resulting from the significant increase of demand for freight, especially demand for international freight. Revenue from other businesses was RMB2,504 million, representing a decrease of 14.04% compared to the same period of 2019.

Unit: RMB million

Item	January to June 2020	January to June 2019	Increase/ (decrease) %
Traffic revenue	36,460	70,026	(47.93)
Including: Passenger	28,793	65,617	(56.12)
Cargo and mail	7,667	4,409	73.89
Revenue from other businesses	2,504	2,913	(14.04)
Total	38,964	72,939	(46.58)

OPERATING REVENUE COMPOSITION

(RMB million)

70,026
(96.01%)
2019
Jan-Jun
2,913
(3.99%)
36,460
(93.57%)
2020
Jan-Jun
2,504
(6.43%)
Traffic revenue
Revenue from other businesses

TRAFFIC REVENUE COMPOSITION

(RMB million)

65,617
(93.70%)
2019
Jan-Jun
4,409
(6.30%)
28,793
(78.97%)
2020
Jan-Jun
7,667
(21.03%)
Passenger revenue
Cargo and mail revenue

TRAFFIC REVENUE COMPOSITION

(RMB million)

Revenue from Passenger
56.12%
Revenue from cargo and mail
73.89%
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
2019 Jan-Jun
2020 Jan-Jun

Principal Business by Regions and Products

Passenger Revenue by Regions

Unit: RMB million

Item	January to June 2020	January to June 2019	Increase/ (decrease) %
Domestic	20,769	48,424	(57.11)
International	7,850	15,835	(50.43)
Hong Kong, Macau and Taiwan	174	1,358	(87.19)
Total	28,793	65,617	(56.12)

Cargo and Mail Revenue by Regions

Unit: RMB million

Item	January to June 2020	January to June 2019	Increase/ (decrease) %
International	6,792	3,403	99.59
Domestic	827	943	(12.30)
Hong Kong, Macau and Taiwan	48	63	(23.81)
Total	7,667	4,409	73.89

Revenue by Products

Unit: RMB million

By Products	January to June 2020		Increase/(decrease) in operating revenue as compared to the same	Increase/(decrease) in operating expenses as compared to the same
	Operating revenue	Operating expenses	period last year (%)	period last year (%)
Passenger	28,793	/	(56.12)	/
Cargo and mail	7,667	/	73.89	/
Other	2,504	/	(14.04)	/
Total	38,964	47,568	(46.58)	(31.99)

III.	OPERATIONAL EXPENSES ANALYSIS

	January to June 2020		January to June 2019		January to December 2019
Operating expenses	RMB Million	Percentage (%)	RMB Million	Percentage (%)	RMB Million	Percentage (%)
Flight operation expenses	16,939	35.61	34,269	49.00	70,566	47.48
Maintenance expenses	5,956	12.52	6,007	8.59	13,057	8.79
Aircraft and transportation service expenses	7,631	16.04	12,147	17.37	26,591	17.89
Promotion and selling expenses	2,219	4.66	3,262	4.66	7,755	5.22
General and administrative expenses	1,676	3.52	1,719	2.46	4,073	2.74
Depreciation and amortisation	12,462	26.20	11,681	16.70	24,620	16.57
Impairment losses on property, plant and equipment	—	—	—	—	18	0.01
Hotel and tour operation expenses	195	0.41	302	0.43	587	0.39
External air catering service expenses	151	0.32	163	0.23	336	0.23
Financial institution charges	48	0.10	113	0.16	217	0.15
Cargo handling expenses	108	0.23	88	0.13	311	0.21
Others	183	0.39	187	0.27	477	0.32
Total operating expenses	47,568	100.00	69,938	100.00	148,608	100.00

Total operating expenses in the first half of 2020 amounted to RMB47,568 million, representing a decrease of RMB22,370 million or 31.99% as compared to the same period of 2019, as a result of the decrease of traffic volume due to the impact of COVID-19 pandemic. Total operating expenses accounted for 122.08% of operating revenue, representing an increase by 26.19 percentage points as compared to the same period of 2019.

Flight operation expenses, accounted for 35.61% of total operating expenses, decreased by 50.57% to RMB16,939 million as compared to the same period of 2019, mainly due to the decrease in jet fuel price and the decrease of traffic volume due to the impact of COVID-19 pandemic.

Maintenance expenses, accounted for 12.52% of total operating expenses, remained at the same level as compared to the same period of 2019.

Aircraft and transportation service expenses, accounted for 16.04% of total operating expenses, decreased by 37.18% to RMB7,631 million as compared to the same period of 2019. The decrease was mainly due to the decrease in landing and navigation fees, as a result of the decrease of traffic volume and the number of landings and take-offs due to the impact of COVID-19 pandemic.

Promotion and selling expenses, accounted for 4.66% of total operating expenses, decreased by 31.97% to RMB2,219 million as compared to the same period of 2019. The decrease was mainly due to the decrease in sales commission and computer reservation services charges as a result of the decreased traffic volume due to the impact of COVID-19 pandemic.

General and administrative expenses, accounted for 3.52% of the total operating expenses, remained at the same level as compared to the same period of 2019.

Depreciation and amortisation expenses, accounted for 26.20% of the total operating expenses, increased by 6.69% to RMB12,462 million as compared to the same period of 2019, mainly due to the net combined effects of the increase in depreciation expenses from the addition of property, plant and equipment and right-of-use assets, and the decrease in depreciation expenses as a result of the change in depreciation method of components related to engine overhaul costs.

IV.	CASH FLOW ANALYSIS

In the first half of 2020, the net cash outflows from operating activities was RMB7,832 million, while the net cash inflows in the first half of 2019 was RMB9,994 million, mainly resulting from the decrease of operating revenue due to the impact of COVID-19 pandemic.

The net cash inflows from financing activities was RMB26,468 million, while the net cash outflows in the first half of 2019 was RMB5,368 million, mainly due to the increase of proceeds from bank borrowing, issuance of shares and medium-term notes for retaining capital adequacy during the period of COVID-19 pandemic.

Net cash outflows from investment activities was RMB3,122 million, representing a decrease of 68.80% compared to RMB10,006 million in the first half of 2019, mainly due to the decrease in acquisition of aircraft.

As at 30 June 2020, the balance of cash and cash equivalents of the Group amounted to RMB17,370 million, representing an increase of 839.43% compared to that as at 31 December 2019.

V.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

(I)	Analysis on Assets and Liabilities Structure

Unit: RMB million

Item	30 June 2020	Percentage of total assets/liabilities (%)	31 December 2019	Percentage of total assets/liabilities (%)	Increase/ (decrease) (%)	Change of percentage point of total assets/liabilities
Deferred tax assets	6,160	1.93	2,692	0.88	128.83	1.05
Cash and cash equivalents	17,370	5.43	1,849	0.60	839.43	4.83
Prepaid expenses and other current assets	463	0.14	1,591	0.52	(70.90)	(0.38)
Sales in advance of carriage	3,679	1.56	10,303	4.49	(64.29)	(2.93)
Current income tax	825	0.35	563	0.25	46.54	0.10
Borrowings	70,788	29.95	51,180	22.29	38.31	7.65
Deferred tax liabilities	127	0.05	239	0.10	(46.86)	(0.05)
Lease liabilities	130,664	55.27	134,074	58.39	(2.54)	(3.12)

As at 30 June 2020, total assets of the Group amounted to RMB319,777 million, representing an increase of 4.19% as compared to the total assets as at 31 December 2019. Among which, current assets were RMB31,507 million, accounting for 9.85% of the total assets, while non-current assets were RMB288,270 million, accounting for 90.15% of the total assets.

As of 30 June 2020, the total liabilities of the Group amounted to RMB236,388 million, representing an increase of 2.96% compared to the total liabilities as at 31 December 2019, of which the current liabilities was RMB96,842 million, representing 40.97% of the total liabilities; and the non-current liabilities was RMB139,546 million, representing 59.03% of the total liabilities. Total borrowings of the Group amounted to RMB70,788 million, representing 29.95% of the total liabilities, and an increase of 38.31% as compared to the total borrowings as at 31 December 2019, mainly due to the increase in issuance of ultra-short-term financing bills and mid-term notes issued during the reporting period.

The Group’s interest-bearing liabilities (including borrowings and lease liabilities) are classified as follows:

Unit: RMB million

	30 June 2020		31 December 2019
	Amount	Percentage (%)	Amount	Percentage (%)	Increase/ (Decrease) (%)
USD	60,472	30.02	70,260	37.93	(13.93)
RMB	136,185	67.60	109,946	59.35	23.87
Others	4,795	2.38	5,048	2.72	(5.01)
Total	201,452	100.00	185,254	100.00	8.74

(II)	Debt paying Ability Analysis

As at 30 June 2020, the Group’s debt ratio (e.g. total liabilities divided by total assets) was 73.92%, representing a decrease of 0.89 percentage point as compared to 74.81% as at 31 December 2019. As at 30 June 2020, the Group’s current ratio (current assets divided by current liabilities) was 0.33, representing an increase of 15.00 percentage points as compared to that as at 31 December 2019. As at 30 June 2020, the Group had banking facilities with several banks and financial institutions in the PRC for providing bank financing up to approximately RMB339,781 million, of which approximately RMB90,894 million has been utilised and the unutilised amount was approximately RMB248,887 million. These banking facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments.

(III)	Major Restricted Assets at the End of the Reporting Period

As at 30 June 2020, restricted bank deposits of the Group was RMB102 million.

Besides, the Group has no other restricted assets.

VI.	ANALYSIS ON INVESTMENTS

1.	Major Equity Investment

Nil

2.	Major Non-equity Investment

Nil.

3.	Financial Assets Carried at Fair Value

							Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.	9	0.48	20	(1)	/	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd.	16	0.013	48	(1)	/	Other non-current financial assets	Purchase
Not applicable	China Air Service Ltd.	2	1.00	1	—	/	Other non-current financial assets	Capital increase
Not applicable	Aviation Data Communication Corporation	1	2.50	31	—	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited	33	2.25	750	19	(83)	Other equity instrument investments	Establishment
Not applicable	Haikou Meilan International Airport Co., Ltd.	100	2.35	188	—	—	Other equity instrument investments	Capital increase
Total		161	/	1,038	17	(83)	/	/

VII.	MAJOR ASSETS AND SHAREHOLDING DISPOSAL

During the reporting period, there were no major assets and equity investments disposal by the Company.

VIII.	ANALYSIS ON MAJOR SUBSIDIARIES AND JOINT VENTURES AND ASSOCIATES

(I)	Main Operational Information of the Major Holding Aviation Subsidiaries of the Group:

Name	Number of aircraft	Contribution to the Group’s RPK (%)	Number of passengers carried (thousand)	Contribution to the Group’s RPK (%)	Cargo and mail carried (tonne)	Contribution to the Group’s RPK (%)	RTK (million)	Contribution to Group’s RTK (%)	RPK (million)	Contribution to Group’s RPK (%)
Xiaman Airlines	208	24.3	9,845.41	29.2	119,735.00	18.1	1,648.70	19.7	15,314.70	26.5
Shantou Airline	15	1.8	707.81	2.1	6,067.90	0.9	89.41	1.1	927.35	1.6
Zhuhai Airlines	13	1.5	515.98	1.5	3,316.50	0.5	79.10	0.9	837.26	1.4
Guizhou Airlines	20	2.3	1,017.80	3.0	9,770.80	1.5	144.42	1.7	1,468.60	2.5
Chongqing Airlines	24	2.8	1,152.80	3.4	7,501.20	1.1	145.08	1.7	1,532.06	2.6
Henan Airlines	30	3.5	1,648.70	4.9	15,968.80	2.4	211.86	2.5	2,155.91	3.7

Note:	The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

(II)	Information of Xiamen Airlines

Xiamen Airlines was established on August 1984 with registered capital of RMB10 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

During the reporting period, Xiamen Airlines earned operating revenue of RMB8,531 million, representing a decrease of 45.60% as compared to the same period of 2019; the operating cost of RMB10,560 million, representing a decrease of 32.14% as compared to the same period of 2019; a net loss of RMB1,507 million as compared to a net profit of RMB115 million for the six months ended 30 June 2019. As at 30 June 2020, Xiamen Airlines’ total assets amounted to RMB54,473 million, and net assets amounted to RMB17,545 million.

(III)	Information of Major Joint Ventures and Associates

				Proportion of shares held at the investee companies (%)
Name of investee companies	Nature of business	Registered capital		Direct	Indirect
1. Joint Venture
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD	65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD	163,100,000	50	0

2. Associates
Finance Company	Financial services	RMB	1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB	200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB	1,000,000,000	39	0

IX.	RISK FACTORS ANALYSIS

(I)	Macro Environment Risks

Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II)	Force Majeure Risks e.g. Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, abrupt public health emergencies, such as pandemics, and natural disasters, including floods, typhoons and volcanic eruptions as well as terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

(III)	Industry Risks

Risks of Intensifying Competition in the Industry

Facing air market with increasing uncertainties, if the Company fails to effectively enhance their ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transport capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to adjust the capacity promptly, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the improving high speed rail network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

(IV)	Risks of the Company Management

Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation as well as reputation of the Company.

Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or at a higher level, increase input of information safety resources, or strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected. Thus, the Company may be affected and suffer losses.

Risks of Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to problems such as the significant drop in the operating profit, and financial distress.

(V)	Financial Risks of the Company

Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities and certain bank and other loans are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly, in particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB414 million and the net loss of the Group will decrease (or increase) by RMB414 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2020.

Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the profit of the Group. Although the Group has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged in the second half of the year, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB840 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expense, so as to further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, in the case of 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) equity and increase (or decrease) net loss of the Group by the amount of RMB495 million for the reporting period.

X.	A WARNING AND EXPLANATION ON THE PREDICTION THAT THE RESULTS OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD

During the reporting period, the COVID-19 pandemic continued to spread globally, causing a serious impact on the air transport industry. As the pandemic has gradually been effectively controlled in China, domestic aviation demand has been picking up since the second quarter. But at the same time, the overseas pandemic situation is still severe, and the recovery of the overall demand for international aviation has been slow. In view of the severe impact of the pandemic on the air transport industry and the global economy, the Company predicts that the results of operations may be materially and adversely affected from the beginning of the year to the end of the next reporting period.

However, in the long run, the pandemic is not expected to have a significant adverse impact on the Company’s long-term operations and core competitiveness. The Company will take advantage of the favorable opportunity from the domestic economic recovery to implement various measures to minimize the adverse impact of the pandemic on the Company.

The above are only warnings based on preliminary judgments under the current situation, and there are huge uncertainties. Investors are advised to pay attention to investment risks.

CORPORATE GOVERNANCE

IMPORTANT MATTERS

I.	GENERAL MEETINGS

During the reporting period, on 30 June 2020, the Company held 2019 annual general meeting, 2020 first class meeting for holders of A shares of the Company and 2020 first class meeting for holders of H shares of the Company, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Results of 2019 Annual General Meeting, 2020 First Class Meeting for A Shares of the Company and 2020 First Class Meeting for H Shares of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 July 2020; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 30 June 2020.

II.	PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

No interim dividend for the six months period ended 30 June 2020 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2019 was considered and approved by the shareholders at the 2019 annual general meeting of the Company held on 30 June 2020.

III.	MATERIAL LITIGATION, ARBITRATION AND MEDIA ALLEGATIONS

During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

IV.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

V.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement or have an on-going equity incentive plan.

VI.	MATERIAL CONNECTED TRANSACTIONS

(I)	Connected Transactions Related to Daily Operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAH or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1.

On 11 November 2008, the Company entered into Intangible Assets Franchise Agreement with SACM. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 12 November 2008 and (ii) the announcement of the Company published on the website of the Stock Exchange on 11 November 2008.

2.

On 19 December 2017, the Company entered into the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 20 December 2017; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 19 December 2017.

3.

On 19 January 2018, the Company entered into the CSA Building Asset Lease Agreement with Guangzhou Southern Airlines Construction Company Limited. For details, please refer to (i) the Announcement on Connected Transaction in respect of CSA Building Asset Lease Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 20 January 2018; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 19 January 2018.

4.

On 26 January 2018, the Company entered into the Asset Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement on Connected Transaction in respect of Asset Lease Framework Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 January 2018; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 26 January 2018.

5.

On 27 December 2018, the Company entered into the Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd.. For details, please refer to (i) the Announcement on Connected Transaction in respect of Catering Services Framework Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 December 2018; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 27 December 2018.

6.

On 27 December 2018, the Company entered into the Media Service Framework Agreement (which was supplemented by the Supplemental Agreement dated 29 November 2019) with SACM. For details, please refer to (i) the H Share Announcements of the Company published on the website of the SSE on 28 December 2018 and 30 November 2019; and (ii) the announcements of the Company published on the websites of the Stock Exchange and the Company on 27 December 2018 and 29 November 2019.

7.

On 27 August 2019, the Company entered into the Financial Services Framework Agreement with the Finance Company. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 August 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 27 August 2019.

8.

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd.. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 11 October 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 10 October 2019.

9.

On 29 November 2019, the Company entered into the Supplemental Agreement to the Media Service Framework Agreement with SACM. For details, please refer to (i) the H Share Announcements of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 November 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 29 November 2019.

10.

On 30 December 2019, the Company entered into the Property and Land Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 31 December 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 31 December 2019.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the fair market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

(II)	Connected Transactions Related to Acquisition of Assets or Acquisition or Disposal of Shareholding

Nil.

(III)	Share Issuance

1.	Share Issuance in 2018

On 27 September 2018, the Company issued 1,578,073,089 A Shares in total at the issue price of RMB6.02 per A Share pursuant to the subscription agreement dated 26 June 2017 and entered into between CSAH and the Company (as amended by the supplemental agreement I dated 19 September 2017), raising gross proceeds and net proceeds of RMB9,499,999,995.78 and RMB9,488,178,222.86, respectively. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 27 September 2018. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the 2018 A Shares issuance:

Gross proceeds from the A Shares issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2020 (RMB)	unutilised proceeds as of 30 June 2020 (RMB)	Expected timeline for the use of unutilised proceeds
9,499,999,995.78	1. The project for introducing 41 aircraft 2. Th e project for selection and installation of lightweight seats for A320 series aircraft	7,765,005,873.69	0.00	Not applicable

Note:

The total amounts of funds raised from 2018 Non-public Issuance of A shares were RMB9,499,999,995.78, and the total amounts of cash raised was RMB7,758,919,995.78. After deducting the underwriting expenses, the net cash subscription amount actually received was RMB7,748,254,995.79. After deducting other issuance expenses (including VAT) and bank handling fee of RMB1,268,032.31 in total paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB7,746,986,963.48.

As at 30 June 2020, the accumulated utilised funds raised from 2018 Non-public Issuance of A shares were RMB7,765,005,873.69 (including RMB18,018,910.21 generated from interest income net of bank handling fee and investment income from unuitilsed funds). Proceeds from the A share issuance in 2018 have been used up.

2.	Share Issuance in 2020

On 30 October 2019, the Board of the Company proposed to put forward to the extraordinary general meeting and the class meetings to approve and authorise the Board of the Company to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH (“A Share Issuance”) at the A Share subscription price, and enter into the A Shares subscription agreement with CSAH (“A Shares Subscription Agreement”), pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. On the same day, the Board of the Company also proposed to put forward to the extraordinary general meeting to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share subscription price and to enter into the H Shares Subscription Agreement with Nan Lung (“H Share Issuance”, together with “A Share Issuance” referred to as “Proposed Share Issuance”). The total funds to be raised from the aforesaid A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings. The total funds to be raised from the aforesaid H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB3,066,793,071. The aforesaid A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares to be issued under the aforesaid A Share Issuance will be issued pursuant to the specific mandate to be sought from the Independent Shareholders at the extraordinary general meeting and the class meetings. The new H Shares to be issued under the aforesaid H Share Issuance will be issued pursuant to the general mandate and shall be subject to approval by the Independent Shareholders at the extraordinary general meeting.

The A Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the SSE in the 20 trading days immediately prior to the price benchmark date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the price benchmark date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date for the new A Shares. The closing price of each A Share quoted on the SSE on 30 October 2019 was RMB6.64. Where there are ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the 20 trading days preceding the price benchmark date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-rights or ex-dividend events. The A Share subscription price will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the price benchmark date for the new A Shares to the date of issuance of such new A Shares. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

The H Share subscription price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the price benchmark date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the price benchmark date for the new H Shares. In addition, the H Share subscription price shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the price benchmark date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the price benchmark date for the new H Shares. Where there are ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period of the 20 trading days preceding the price benchmark date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-rights or ex-dividend events. The above-mentioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-rights or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital common reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares. Pursuant to the above-mentioned mechanism to determine the H Share subscription price, the closing price of the H Shares on the date of the H Shares Subscription Agreement is HK$4.880, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of the H Shares Subscription Agreement is HK$4.824. Therefore, the H Share subscription price would not be lower than HK$4.880 per H Share.

For illustrative purposes only, the minimum subscription price for the new H Shares to be allotted and issued pursuant to the H Share Issuance represents: (a) the closing price of HK$4.880 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement with no premium or discount; and (b) the average closing price of HK$4.824 per H Share as quoted on the Stock Exchange for the 5 trading days immediately prior to 30 October 2019 and the date of the H Shares Subscription Agreement with a premium of approximately 1.16%; and (c) the average closing price of HK$4.858 per H Share as quoted on the Stock Exchange for the 10 trading days immediately prior to 30 October 2019 and the date of the H Shares Subscription Agreement with a premium of approximately 0.45%.

On 27 December 2019, the aforesaid A Share Issuance and H Share Issuance were considered and approved at the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares.

On 8 April 2020, the Company received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 547) (《關於核准中國南方航空股份有限公司增發境外上市外資股的批復》 (證監許可[2020]547號)) issued by the CSRC. Pursuant to such approval, the CSRC has approved the issue of not more than 613,358,614 new overseas listed foreign shares by the Company to Nan Lung, all of which are ordinary shares with the nominal value of RMB1 per share.

On 15 April 2020, the Company issued 608,695,652 H Shares in total to Nan Lung at the issue price of HK$5.75 pursuant to the subscription agreement dated 30 October 2019 and entered into between the Company and Nan Lung. The net price of each new H Share issued under the H Share Issuance was HK$5.74 per H Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 15 April 2020. The use of proceeds was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the H Share Issuance:

Gross proceeds from the H Share Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2020 (denominated in RMB)	unutilised proceeds as of 30 June 2020 (denominated in RMB)	Expected timeline for the use of unutilised proceeds
3,499,999,999	Supplement of general working capital	3,175,049,045.03	45,409.50	On or before 31 December 2020

Note:

The total amounts of funds raised from 2020 Non-public Issuance of H shares were HKD3,499,999,999, equivalent to RMB3,178,664,999.09 based on the middle exchange rate of 1:0.90819 of HKD dollar against RMB on 15 April 2020. After deducting the issuance expenses of RMB3,570,544.56, the net cash subscription amount actually received was RMB3,175,094,454.53.

On 27 May 2020, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited (關於核准中國南方航空股份有限公司非公開發行股票的批復 )” (Zheng Jian Xu Ke [2020] No. 918) issued by the CSRC. Pursuant to such approval, the non-public issuance of not more than 2,453,434,457 new A Shares by the Company was approved. If there are changes in the total share capital due to capitalization of capital reserve or other circumstances, the number of shares under the issuance can be adjusted accordingly.

On 18 June 2020, the Company issued 2,453,434,457 A Shares in total to CSAH at the issue price of RMB5.21 pursuant to the subscription agreement dated 30 October 2019 and entered into between the Company and CSAH. The net price of each new A Share issued under the A Share Issuance was RMB5.21 per A Share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 18 June 2020. The use of proceeds was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the A Share Issuance:

Gross proceeds from the A Share Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2020 (RMB)	unutilised proceeds as of 30 June 2020 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft and the repayment of the Company’s borrowings	5,273,926,157.75	7,502,159,155.67	On or before 31 December 2021

Note:

The total amounts of funds raised from 2020 Non-public Issuance of A shares were RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

(IV)	A Share Convertible Bonds Issuance

On 14 May 2020, the thirteenth meeting of the eighth session of the Board considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A Shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH. The type of the securities to be issued is convertible bonds which can be converted into A Shares. The A Share Convertible Bonds and the A Shares to be converted will be listed on the SSE. The total amount of the A Share Convertible Bonds proposed to be issued will not exceed RMB16 billion (including RMB16 billion). The actual size of the issuance shall be determined by the Board (or persons authorised by the Board) within the above range, subject to the authorisation by the Shareholders at the annual general meeting and the class meetings. The A Share Convertible Bonds will be issued at par with a nominal value of RMB100.00 each.

The initial conversion price of A Share Convertible Bonds shall not be lower than the following: (i) the average trading price of A Shares during the 20 trading days immediately preceding the date of publication of the offering document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the average share price for the trading days before the adjustment shall be accordingly adjusted with reference to the adjusted share price following the ex-rights or ex-dividend); (ii) the average trading price of A Shares on the trading day immediately preceding the date of publication of the offering document; (iii) the latest audited net asset value per Share; and (iv) par value per Share. The actual initial conversion price shall be determined by the Board (or persons authorised by the Board) upon negotiation with the sponsor (the lead underwriter) in accordance with the market conditions and actual conditions of the Company before the proposed issuance of A Share Convertible Bonds, subject to the authorisation by the Shareholders at the annual general meeting and the class meetings. The average trading price of A Shares for the 20 trading days immediately preceding the date of publication of the offering document = the total trading amount of A Shares during such 20 trading days/the total trading volume of A Shares during such 20 trading days; the average trading price of A Shares for the trading day immediately preceding the date of publication of the offering document = the total trading amount of A Shares on such a trading day/the total trading volume of A Shares on such a trading day. The conversion price is subject to adjustments in certain events subsequent to the issuance of the A Share Convertible Bonds such as distribution of share dividends, capitalisation, issuance of new shares or rights issue and distribution of cash dividends (excluding any increase in the share capital as a result of conversion of the A Share Convertible Bonds).

The total amount of proceeds from the proposed issuance of A Share Convertible Bonds will not exceed RMB16 billion (including RMB16 billion), which will be used for the following projects after deducting the issuance expense.

Unit: RMB’0000

No.	Project Name	Total amount of investment	Amount of proceeds proposed to be used
1	Purchasing aircraft and aviation equipment and maintenance projects	2,168,601.96	1,060,000.00
2	Introduction of spare engines	65,553.50	60,000.00
3	Supplementing working capital	480,000.00	480,000.00
Total		2,714,155.46	1,600,000.00

CSAH, being a controlling Shareholder of the Company, is entitled to the pre-emptive rights to subscribe for the A Share Convertible Bonds under the issuance plan of the A Share Convertible Bonds, which is compliant with the relevant laws, regulations and normative documents and the Articles of Association. The terms of the possible subscription for A Share Convertible Bonds by CSAH are the same as the terms and conditions which are set out in the issuance plan of the A Share Convertible Bonds. As at the date of this report, the maximum subscription amount under the possible subscription for A Share Convertible Bonds by CSAH would be approximately RMB10,106 million.

In recent years, China’s aviation industry has maintained rapid growth, and there is still huge room for development in the future. The Company has proposed the overall strategic goal of becoming an international network airline, and fully promotes the strategic layout of the Guangzhou-Beijing dual hub model. Under the abovementioned background, scientifically and rationally expanding the fleet size, ensuring safe operating efficiency, and enhancing the stability of the air transportation network are important strategic measures for the Company to actively seize the good development opportunities of China’s air transportation industry, and have a great strategic significance in the Company’s goal of better serving the economic development of the Guangdong-Hong Kong-Macao Greater Bay Area and the Company’s aim of becoming an international network airline. At the same time, due to the impact of the COVID-19 pandemic, the aviation industry’s market demand has been affected to a certain extent, which has adversely impacted the income and cash flow levels of industry participants. Airlines generally face the need to supplement working capital. Therefore, the proceeds raised from the proposed issuance of A Share Convertible Bonds will mainly be used for purchasing aircraft, aviation equipment and maintenance projects, introduction of spare engines and supplementing working capital, to further enhance the core competitiveness of the Company’s main business, optimise the financial position and enhance the Company’s risk-resistance capability, in order to lay a solid foundation for the Company to achieve its strategic goals. For further details of the issuance plan of the A Share Convertible Bonds and reasons for making the proposed issuance, please refer to the circular of the Company dated 1 June 2020.

For reference only and to illustrate the pricing mechanism of the A Share Convertible Bonds, assuming that, the offering document has been issued on the latest practicable date prior to the printing of the circular (the “Latest Practicable Date”), the average trading price of A Shares during the 20 trading days immediately preceding the Latest Practicable Date is RMB5.17 per Share and the average trading price of A Shares on the trading day immediately preceding the Latest Practicable Date is RMB5.01 per Share, the latest audited net asset value per Share is RMB5.21, and the par value per Share is RMB1.00, the minimum initial conversion price on the Latest Practicable Date will be RMB5.21 per Share, being the higher of the abovementioned average trading prices. For the avoidance of doubt, the actual initial conversion price shall be determined by the Board before the issuance of the A Share Convertible Bonds. Based on the minimum initial conversion price of RMB5.21 per Share and the maximum issuance size of the A Share Convertible Bonds to be issued (i.e. RMB16 billion), the maximum number of the A Shares to be converted is 3,071,017,274. The closing price of the A Shares on 14 May 2020 was RMB$5.10.

On 30 June 2020, the aforesaid proposed issuance of A Share Convertible Bonds and possible subscription for the A Share Convertible Bonds by CSAH were considered and approved at the Company’s 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares.

On 10 July 2020, the Company received the “CSRC’s Acceptance Notice of the Application for Administration Permission” (No. 201734) (《中國證監會行政許可申請受理單》(201734 號)) issued by the CSRC. Pursuant to such Acceptance Notice, CSRC reviewed the administrative permission application materials submitted by the Company, i.e. Application for Permission of Issuance of A Share Convertible Bonds by Listed Company, in accordance with laws and considered that the application materials are complete, and it has decided to accept such application for administrative permission for further processing.

On 24 August 2020, the 124th working meeting in 2020 of the 18th session of the Issuance Examination Committee of the CSRC reviewed the Company’s application for the proposed issuance of A Share Convertible Bonds. According to the meeting review results, the Company’s application for the proposed issuance of A Share Convertible Bonds was approved. The proposed issuance of A Share Convertible Bonds remains subject to the formal approval document of the CSRC.

(V)	Amounts due to or from Connected Parties

1.	Matters disclosed in temporary announcement, but with subsequent progress or changes

On 8 July 2019, the Company, CSAH and Finance Company entered into the Entrusted Loan Agreement, pursuant to which the Company received RMB500 million of state-owned capital operating budgets in the form of entrusted loan, with the term of 3 years and early termination option. For details, please refer to the Announcement on Entrusted Loan Agreement Entered into among the Company and the Controlling Shareholder and its Subsidiary and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 9 July 2019.

On 9 June 2020, the Company repaid the RMB500 million loan in advance according to the plan of use of proceeds.

On 3 September 2019, the Company, CSAH and Finance Company entered into the Entrusted Loan Agreement, pursuant to which the Company accepted RMB4.72 billion of loan provided by CSAH in the form of entrusted loan, with the term of 1 year, renewal option of 1 year and full or partial early termination option. For details, please refer to the Announcement on Entrusted Loan Agreement Entered into among the Company and the Controlling Shareholder and its Subsidiary and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 4 September 2019.

On 27 May 2020, the Company repaid the RMB4.72 billion loan in advance according to the plan of use of proceeds.

2.	Matters have not been disclosed in temporary announcement

Unit: RMB million

		Funds provided to connected parties			Funds provided to the listed company by connected parties
Connected parties	Connected relationship	Balance at the beginning of the period	Incurred amount	Balance at the end of the period	Balance at the beginning of the period	Incurred amount	Balance at the end of the period
CSAH	Controlling shareholder	0	0	0	300	(300)	0

Total		0	0	0	300	(300)	0

Reasons for connected debts and liabilities

On 24 July 2019, the Company, CSAH and Finance Company entered into the Entrusted Loan Agreement, pursuant to which CSAH entrusted Finance Company with a loan of RMB300 million to the Company, with a term of 3 years.

		On 9 June 2020, the Company repaid the RMB300 million loan in advance according to the plan of use of proceeds.

Effect of the connected debts and liabilities on operating results and financial position of the Company		The amount of such loan is relatively small and does not have significant effect on the operating results and financial position of the Company during the reporting period.

VII.	MAJOR CONTRACTS

(I)	Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub-contracting arrangement.

Please refer to the sections headed “Summary of Fleet Data” and “Connected Transactions Related to Daily Operation” in “Important Matters” for matters related to the Company’s lease transactions during the reporting period.

(II)	Guarantee

												Unit: RMB million
Total amount of guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Guarantee fully fulfilled?	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	229.24	30 June 2008	30 June 2008	20 April 2033	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	19.56	Yes	No	/
Xiamen Airlines	/	Half self sponsored trainee pilots of Xiamen Airlines	13.96	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantee incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantee as at the end of the reporting period (A) (excluding those provided to subsidiaries)	243

Guarantee provided by the Company and its subsidiaries to subsidiaries
Total guarantee to subsidiaries incurred during the reporting period	380
Total balance of guarantee to subsidiaries as at the end of the reporting period (B)	37,547

Aggregate guarantee of the Company (including those provided to subsidiaries)
Aggregate guarantee (A+B)	37,790
Percentage of aggregate guarantee to net assets of the Company (%)	49.04
Representing:
Amount of guarantee provided to shareholders, ultimate controller and their connected parties (C)	0
Amount of debts guarantee directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	0
Excess amount of aggregate guarantee over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantee	/
Statement on guarantee	Nil

The table below sets out the guarantees provided for SPV by the Group at the end of the reporting period:

No.	Established SPV	Actually provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.10
3	China Southern Airlines No. 3	Yes	0.89
4	China Southern Airlines No. 4	Yes	0.16
5	China Southern Airlines No. 5	Yes	0.92
6	China Southern Airlines No. 6	Yes	0.35
7	China Southern Airlines No. 7	Yes	0.35
8	China Southern Airlines No. 8	Yes	0.35
9	China Southern Airlines No. 9	Yes	5.88
10	China Southern Airlines No. 10	Yes	5.17
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.27
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Xiamen Airlines No.1	Yes	0.17
27	Xiamen Airlines No. 2	Yes	0.11
28	Xiamen Airlines No. 3	Yes	0.11
29	Xiamen Airlines No. 4	Yes	0.14
30	Xiamen Airlines No. 5	Yes	0.15

No.	Established SPV	Actually provided (Yes/no)	Guaranteed Amount (US$100 million)
31	Xiamen Airlines No. 6	Yes	0.20
32	Xiamen Airlines No. 7	Yes	0.09
33	Xiamen Airlines No. 8	Yes	0.14
34	Xiamen Airlines No. 9	Yes	0.15
35	Xiamen Airlines No. 10	Yes	0.15
36	Xiamen Airlines No. 11	Yes	0.16
37	Xiamen Airlines No. 12	Yes	0.13
38	Xiamen Airlines No. 13	Yes	0.19
39	Xiamen Airlines No. 14	Yes	0.18
40	Xiamen Airlines No. 15	Yes	0.18
41	Xiamen Airlines No. 16	Yes	0.13
42	Xiamen Airlines No. 17	Yes	0.12
43	Chongqing Airlines No. 1	Yes	3.60
44	Chongqing Airlines No. 2	Yes	0.33
Total	/		48.31

Note

The total guarantee amounts actually provided for the aforementioned 44 SPVs by the Company and its subsidiaries, Xiamen Arilines and Chongqing Airlines, are approximately USD4.831 billion (equivalent to approximately RMB34.201 billion, calculated based on the middle exchange rate of 1:70795 of US dollar against RMB published by the People’s Bank of China on 30 June 2020), which are within the scope of the amount of guarantee authorisation considered and approved by the annual general meeting of the Company.

VIII.	UNDERTAKING

Undertakings given by CSAH, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follows:

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Undertaking related to share reform	Other	CSAH	Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes	Yes

Other undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes	Yes

Other undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Resolving defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (《關於南航食品公司及培訓中心房產辦證工作的承諾函》 ) from CSAH, being the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) the application of the title certificate for related property is allowed in case of subsequent policy changes. All the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, being the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with 181,350.42 square meters) and 342 properties (with 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not changed in order to be under the name of the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Other	CSAH	On 27 December 2019, the Company received an undertaking letter in relation to no reduction or intention to reduction of shares of the Company from CSAH, being the controlling shareholder of the Company. Due to the amendment of the Securities Law, the legal provisions cited in the undertaking letter have changed. CSAH updated the undertaking letter as at 13 March 2020. Details of which are set out as follows: as CSAH proposed to participate in the subscription of Non-public Issuance of A Shares of the Company in cash, while Nan Lung, a wholly-owned subsidiary of CSAH, proposed to participate in the subscription of Non-public Issuance of H Shares of the Company in cash. The undertakings made are as follows: 1. From six months prior to the date of Non-public Issuance first reviewed by the board of the Company (being 30 October 2019) to the issuance date of the undertaking letter, CSAH, Nan Lung and its wholly-owned subsidiary, Perfect Lines (Hong Kong) Limited (three companies collectively referred to as “CSAH and parties acting in concert”) have not disposed or otherwise reduced any shares held by the Company. 2. From the issuance date of this undertaking letter to within six months after the completion of the Non-public Issuance, CSAH and parties acting in concert will not dispose or otherwise reduce any shares of the Company. There are also no plans of reducing the Company’s shares. 3. No breach of Article 44 of the Securities Law of the PRC by CSAH and parties acting in concert. If any, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by the Company. 4. The undertaking letter is binding on CSAH and parties acting in concert from the date signed, if CSAH and parties acting in concert breach the undertaking above and reduce their shareholding, all proceeds from the reduction of shares will be owned by the Company. CSAH and parties acting in concert should undertake the corresponding legal liability incurred.	Within six months upon the completion of the Company’s 2019 Non-public Issuance	Yes	Yes

IX.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the twelfth meeting of the eighth session of the Board of the Company held on 30 March 2020, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2020 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2020.

On 30 June 2020, the above-mentioned resolution was considered and passed at 2019 annual general meeting, and authorised the Board to determine their remuneration based on the actual work done.

X.	PENALTY ON AND RECTIFICATION OF THE LISTED COMPANIES, THEIR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% EQUITY INTERESTS OF THE COMPANY

During the reporting period, the Company had no such penalty or rectification.

XI.	DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS DURING THE REPORTING PERIOD

During the reporting period, based on the analysis and assessment conducted by United Credit Ratings Co., Ltd., the long-term credit rating of the Company and its controlling shareholder, CSAH has been AAA with “stable” prospect.

XII.	CONVERTIBLE CORPORATE BONDS

During the reporting period, the Company had no convertible corporate bonds.

XIII.	SOCIAL RESPONSIBILITY AND ENVIRONMENTAL INFORMATION

During the reporting period, the Company fully fulfilled social responsibilities as a member of central enterprise and continued to deepen its specialized poverty alleviation mode of “led by aviation, driven by industry, underpinned by education, assist with care and alleviate with sunshine”. The Company also implemented Work Plan for Further Promotion of Poverty Alleviation of China Southern Air Holding Company Limited (2018-2020) (《中國南方航空集團有限公司深入推進扶貧工作規劃(2018年-2020年 )》) and Implementation Plan for Further Promotion of Poverty Alleviation of China Southern Airlines Company Limited (2018-2020) (《中國南方航空股份有限公司深入推進扶貧工作實施方案 (2018年-2020年)》) as required by the Central Committee of CCP on increasing support for the impoverished areas. The Company adhered to basic strategy of targeted poverty alleviation and eradication, formulated annual work plan for poverty alleviation and the plan for use of proceeds, and spared no effort to win the battle against poverty by investing the most advanced fleet, the most core resources and the most outstanding cadres.

During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel and reduced environmental pollution by use of market mechanism.

1.	Green Flight

During the reporting period, the Company continued to promote fuel saving, focusing on improving the cruising altitude of aircraft, vigorously promoting single sliding, controlling scheduled residual fuel on landing and other aspects, and made progress in fuel saving.

2.	Promote Low-carbon Travel

During the reporting period, the Company held the national energy conservation week event in 2020 with the theme of “Clean Water and Blue Sky with Energy Conservation and Efficiency”. We promoted the concept of energy saving and environmental protection and advocated green and low-carbon lifestyle to passengers and employees through various online and offline activities, such as painting in oils, signing energy saving commitments, participating in online games and knowledge quizzes with prizes in flights.

3.	Reduce Climate Change Impact of Carbon Emission by Market Mechanism

The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. According to the requirements of CAAC, the Company fully fulfilled its performance work for 2019 under the European Union carbon trading scheme in April 2020. According to the requirements of Guangdong government, the Company will fully fulfill its performance work for 2019 under the Guangdong carbon trading scheme in August 2020. The Company will closely monitor the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and the development of Chinese carbon market, and will carry out actions in strictly accordance with the requirements of Chinese government.

4.	Completion of First Emission Report and Verification with Flight Carbon Emission MRV System

According to the requirements of CAAC, the Company fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2019 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

XIV.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2020, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

XV.	CIRCUMSTANCES, REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS COMPARED WITH THE PREVIOUS ACCOUNTING PERIOD

Components related to engine overhaul costs under property, plant and equipment and right-of-use assets were originally depreciated using the straight-line method by the Group. Upon analysis of historical data over past years and assessment of the actual consumption model and the expected method of relevant economic benefit realisation in respect of the overhaul components of engine, the Group is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Therefore, the Group is of the view that changing the depreciation method of components related to engine overhaul costs to the unit of consumption method can more truly and objectively reflect the actual consumption of assets, the financial position and operating performance of the Group. This change in accounting estimates has been applied prospectively with effect from 1 April 2020. The comparison of depreciation method of components related to engine overhaul costs before and after the change is detailed as below:

	Before the change	After the change
Expected useful lives/Expected flying hours	3-5.5 years	9-42 thousand hours
Estimated net residual rate	—	—
Annual depreciation rate/Depreciation rate per thousand hours	18.2%-33.3%	2.4%-11.1%

As a result of this change in accounting estimates, the consolidated loss before tax of the Group was decreased by approximately RMB655 million during the period. As it is impractical to accurately forecast the flying hours of the engines of the Group for the second half of 2020 and for the future periods, the Group is of the view that it is unable to estimate the respective impacts on the financial information of the Group for the second half of 2020 and for the future periods.

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS’ PROFILE AND DISCLOSURE OF INTERESTS

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

					Unit: Share

	31 December 2019		Increase/(decrease) during January to June 2020	30 June 2020
	Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales
1. RMB ordinary shares	489,202,658	3.99	2,453,434,457	2,942,637,115	19.20
2. Foreign listed shares	600,925,925	4.90	608,695,652	1,209,621,577	7.89
Total	1,090,128,583	8.89	3,062,130,109	4,152,258,692	27.09
II. Shares not subject to restrictions on sales
1. RMB ordinary shares	8,111,520,431	66.12	0	8,111,520,431	52.91
2. Foreign listed shares	3,065,523,272	24.99	0	3,065,523,272	20.00
Total	11,177,043,703	91.11	0	11,177,043,703	72.91
III. Total number of shares	12,267,172,286	100.00	3,062,130,109	15,329,302,395	100.00

(II)	Description of Change in Shares

On 15 April 2020, the Company issued an Announcement on Completion of the Non-Public Issuance of H Shares. According to the issuance plan, a total of 608,695,652 H Shares have been issued to Nan Lung at an issue price of HK$5.75 per H Share in the non-public issuance. For details, please refer to the announcement published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 16 April 2020.

On 18 June 2020, the Company issued an Announcement on Completion of the Non-Public Issuance of A Shares. According to the issuance plan, a total of 2,453,434,457 A Shares have been issued to CSAH at an issue price of RMB5.21 per A Share in the non-public issuance. For details, please refer to the announcement published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 19 June 2020.

(III)	Changes in Shares Subject to Trading Restrictions

Name of Shareholder	Number of shares subject to trading restrictions at the beginning of the reporting period	Number of shares released from trading restrictions during the reporting period	Increased number of shares subject to trading restrictions during the reporting period	Number of shares subject to trading restrictions at the end of reporting period	Conditions for trading restrictions	Date of shares released from trading restrictions
China Southern Air Holding Company Limited	0	0	2,453,434,457	2,453,434,457	Non-public issuance of shares subject to trading restrictions	19 June 2023
China Southern Air Holding Company Limited	489,202,658	0	0	489,202,658	Non-public issuance of shares subject to trading restrictions	27 September 2021
Nan Lung Holding Limited	0	0	608,695,652	608,695,652	Non-public issuance of shares subject to commitments	14 April 2023
Nan Lung Holding Limited	600,925,925	0	0	600,925,925	Non-public issuance of shares subject to commitments	10 September 2021
Total	1,090,128,583	0	3,062,130,109	4,152,258,692	/	/

II.	PARTICULARS OF SHAREHOLDERS

(I)	Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 257,972.

(II)

Particulars of Shareholdings of the Top Ten Shareholders and the Top Ten Shareholders Holding the Company’s Tradable Shares (or Shareholders Not Subject to Trading Restrictions) as at the End of the Reporting Period

Unit: Share

Particulars of the top ten shareholders

Name of the shareholder (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period (%)	Number of shares subject to trading restrictions at the end of reporting period	Status of pledged or frozen shares		Capacity of shareholders
					Status of shares	Number
China Southern Air Holding Company Limited	2,453,434,457	6,981,865,780	45.55	2,942,637,115	Nil	0	State-owned legal entity
Nan Lung Holding Limited	608,695,652	2,243,271,577	14.63	1,209,621,577	Nil	0	State-owned legal entity
HKSCC (Nominees) Limited	(415,050)	1,750,414,857	11.42	—	Unknown	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	(14,783,030)	562,403,197	3.67	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Corporation	(7,357,900)	490,980,970	3.20	0	Nil	0	State-owned legal entity
China Securities Finance Corporation Limited	0	320,484,156	2.09	0	Nil	0	State-owned legal entity
American Airlines, Inc.	0	270,606,272	1.77	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	0	242,524,916	1.58	0	Nil	0	State-owned legal entity
Spring Airlines Co., Ltd.	0	140,531,561	0.92	0	Nil	0	Domestic Non-State- owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	(18,537,465)	70,006,275	0.46	0	Nil	0	Domestic Non-State- owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type of shares	Number
China Southern Air Holding Company Limited	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,414,857	Overseas listed foreign shares	1,750,414,857
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	562,403,197	RMB ordinary shares	562,403,197
China National Aviation Fuel Group Corporation	490,980,970	RMB ordinary shares	490,980,970
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	242,524,916	RMB ordinary shares	242,524,916
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275

Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 2,279,983,577 (including shares subject to trading restrictions) H shares of the Company through its wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines
(Hong Kong) Limited. The Company is not aware of any other
	connected relationship between other shareholders.

Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

					Unit: Share
No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		Conditions for trading restrictions
			Eligible listing time	Number of new listed shares
1	China Southern Air Holding Company Limited	489,202,658	27 September 2021	489,202,658	Non-public issuance of shares subject to trading restrictions
2	China Southern Air Holding Company Limited	2,453,434,457	19 June 2023	2,453,434,457	Non-public issuance of shares subject to trading restrictions
3	Nan Lung Holding Limited	600,925,925	10 September 2021	600,925,925	Non-public issuance of shares subject to commitments
4	Nan Lung Holding Limited	608,695,652	14 April 2023	608,695,652	Non-public issuance of shares subject to commitments

Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 2,279,983,577 (including shares subject to trading restrictions) H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan
Lung and Perfect Lines (Hong Kong) Limited (including shares subject to trading restrictions). The Company is not aware of any other connected relationship between other
		shareholders.

(III)	Strategic Investors or General Legal Entities Becoming One of the Top Ten Shareholder of the Company as a Result of Placing of New Shares

Nil.

(IV)	Changes of the Controlling Shareholders or De Facto Controller

During the reporting period, there were no changes of the controlling shareholders or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2020, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares of the Company (Note 3)	% of the total issued H Shares of the Company (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial owner	A Shares	6,981,865,780	(L)	63.16%	—	45.55%
	Interest of controlled corporations	H Shares	2,279,983,577	(L)	—	53.33%	14.87%
		Subtotal	9,261,849,357	(L)	—	—	60.42%
Nan Lung (Note 1)	Beneficial owner	H Shares	2,279,983,577	(L)	—	53.33%	14.87%
	Interest of controlled corporations
American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Shares	270,606,272	(L)	—	6.33%	1.77%
Qatar Airways Group Q.C.S.C.	Beneficial owner	A Shares	430,036,166	(L)	3.89%	—	2.81%
	Beneficial owner	H Shares	183,324,000	(L)	—	4.29%	1.20%
		Subtotal	613,360,166	(L)	—	—	4.00%

Notes:

(1)

CSAH was deemed to be interested in an aggregate of 2,279,983,577 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.73% of its then total issued H Shares) and 2,248,833,577 H Shares were directly held by Nan Lung (representing approximately 52.60% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
(3)	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 30 June 2020.

Save as disclosed above, as at 30 June 2020, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2020, none of the Directors, chief executive or Supervisors of the Company had interests of short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

II.	CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company.

III.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management were as follows:

Name	Position	Change
Wu Ying Xiang	Executive Vice President	Appointed
Guo Jian Ye	Chief Customer Officer	Resigned

IV.	CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF LISTING RULES

Below is the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules since the date of the 2019 Annual Report:

Mr. Jiao Shu Ge, the Director of the Company, served as Director and Chief Executive Officer of CDH CHINA MANAGEMENT COMPANY LIMITED, Director of CHINA CHENGTONG HONG KONG COMPANY LIMITED, Shanghai Maitai Biotechnology Co., Ltd. (上海邁泰亞博生物技術有限公司), Shanghai Shengheng Biotechnology Co., Ltd. (上海晟珩生物技術有限公司), and Chery Holding Company Limited, and ceased to act as Chairman of Wuhu Zhengding Investment Management Co., Ltd. (蕪湖正鼎投資管理有限公司), Director of Shanghai Ruiyou Equity Investment Fund Management Co., Ltd. (上海瑞有股權投資基金管理有限公司), Henan Luohe Shuanghui Industry Group Co. Ltd., and Chery Automobile Co., Ltd..

Mr. Li Jia Shi, the Supervisor of the Company, served as Vice Director General of Guangdong Lingnan Culture & Art Promotion Foundation.

Ms. Mao Juan, the Supervisor of the Company, served as Supervisor of Guangzhou China Southern Airlines CDFG Duty Free Co., Ltd. (廣州南航中免免稅品有限公司).

Save as disclosed above, there is no other information required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules.

V.	EMPLOYEES

As at 30 June 2020, the Group had an aggregate of 102,233 employees (31 December 2019: 103,876). The wages of the Group’s employees consist of basic salaries and bonuses. The current information in relation to the emolument policy of employees and training plan has not changed materially from the information disclosed in the 2019 annual report of the Company.

CORPORATE BOND

I.	BASIC INFORMATION OF CORPORATE BONDS

							Unit: RMB million
Name of bonds	Abbreviation	Code	Issue date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Method to repay principal and pay interest	Trading floor
2019 corporate bonds of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	2019/5/16	2022/05/17	2,000	3.72	Pay interests once a year, pay back principal plus interests when due.	SSE
2019 corporate bonds of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	2019/2/21	2022/02/22	3,000	3.45	Pay interests once a year, pay back principal plus interests when due.	SSE
2018 corporate bonds of China Southern Airlines Company Limited (the first tranche)	18 China Southern Airlines 01	155052	2018/11/26	2021/11/27	2,000	3.92	Pay interests once a year, pay back principal plus interests when due.	SSE
2016 corporate bonds of China Southern Airlines Company Limited (the second tranche)	16 China Southern Airlines 02	136452	2016/5/25	2021/5/25	149.417	3.70	Pay interests once a year, pay back principal plus interests when due.	SSE
2015 corporate bonds of China Southern Airlines Company Limited (the first tranche)	15 China Southern Airlines 01	136053	2015/11/20	2020/11/20	2,654.98	4.15	Pay interests once a year, pay back principal plus interests when due.	SSE
2019 corporate bonds of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	2019/11/20	2022/11/20	1,500	3.58	Pay interests once a year, pay back principal plus interests when due.	SSE
2020 corporate bonds of Xiamen Airlines Company Limited (the first tranche)(Debt for Pandemic Prevention and Control) (Type 1)	20 Xiamen Airlanes 01	163273	2020/3/16	2023/3/16	1,000	2.95	Pay interests once a year, pay back principal plus interests when due.	SSE

Repayment of Principal and Interest of Corporate Bonds

On 22 February 2020 (being a rest day and was accordingly postponed to 24 February 2020), the Company settled the interests of 2019 corporate bonds of China Southern Airlines Company Limited (the first tranche) during the period from 22 February 2019 to 21 February 2020. The coupon rate was 3.45%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB34.50 (including tax) was paid.

On 17 May 2020 (being a rest day and was accordingly postponed to 18 May 2020), the Company settled the interests of 2019 corporate bonds of China Southern Airlines Company Limited (the second tranche) during the period from 17 May 2019 to 16 May 2020. The coupon rate was 3.72%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB37.20 (including tax) was paid.

On 25 May 2020, the Company settled the interest of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche) during the period from 25 May 2019 to 24 May 2020. The coupon rate was 3.70%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB37.00 (including tax) was paid.

During the reporting period, “18 China Southern Airlines 01”, “15 China Southern Airlines 01”, “19 Xiamen Airlines 01”, “20 Xiamen Airlines 01” did not enter into any interest payment arrangement.

II.	CONTACT PERSON & CONTACT INFORMATION OF THE CORPORATE BOND TRUSTEE AND CONTACT INFORMATION OF THE CREDIT RATING AGENCY

		Trustee of bonds		Credit rating agency

Name	Office address	Contact persons	Contact numbers	Name	Office address
Guosen Securities Co., Ltd. (“Guosen Securities”)	Flat 1408, Floor 14, Guosen Securities Tower, No. 1010 Hongling Middle Road, Luohu District, Shenzhen	Zhou Lei, Peng Suo Xing	0755-82130833	United Credit Ratings Co., Ltd.	Floor 10, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

CSC Financial Co., Ltd. (“CSC Financial”)	2nd Floor, Blocks B, E, Kaiheng Center, No. 2 Chao Nei Street, Dongcheng District, Beijing	Jiao Xi Bo, Wang Yao	010-86451120	United Credit Ratings Co., Ltd.	Floor 10, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

CITIC Securities Co., Ltd. (“CITIC Securities”)	North Block, Excellence Times Square (Phase II), No. 8 Zhongxin 3rd Road, Futian District, Shenzhen, Guangdong, China	Yang Fang, Deng Xiaoqiang, Zhang Xinjin, Wang Yanjun	010-60838888	United Credit Ratings Co., Ltd.	Floor 10, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

III.	USE OF PROCEEDS FROM ISSUANCE OF CORPORATE BONDS

The proceeds from the issuance of corporate bonds “15 China Southern Airlines 01” and “16 China Southern Airlines 02” are used for the repayment of bank loans and replenishment of working capital. In accordance with the requirements set out in the prospectus, the Company has used all the proceeds from issuance of bonds, the balance at the end of the reporting period is zero. The Company has set up special account for the proceeds from the issuance of bonds at Bank of Communications Co., Ltd. Guangzhou Lantian Branch in accordance with Supervision Agreement on China Southern Airlines Company Limited 2015 Corporate Bond Proceeds from Issuance and Debt Repayment Guarantee Special Account. The Company strictly fulfilled the relevant commitments set out in the corporate bonds prospectus and managed the special account. The inflow and proceeds from issuance of “15 China Southern Airlines 01” and “16 China Southern Airlines 02” are both carried out in the special account for proceeds from issuance, and strictly implemented the relevant procedures for operation of proceeds from issuance under Supervision Agreement on China Southern Airlines Company Limited 2015 Corporate Bond Proceeds from Issuance and Debt Repayment Guarantee Special Account.

The proceeds from the issuance of corporate bonds “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” are used for the replenishment of working capital and repayment of bank loans. In accordance with the requirements set out in the prospectus, the Company has used all the proceeds from issuance of bonds, the balance at the end of the reporting period is zero. The Company has set up special account for the proceeds from the issuance of bonds at Agricultural Bank of China Guangzhou Airport Road Branch in accordance with Tripartite Regulatory Agreement on China Southern Airlines Company Limited 2018 Public Issuance of Corporate Bond Accounts and Proceeds. The Company strictly fulfilled the relevant commitments set out in the corporate bonds prospectus and managed the special account. The inflow and proceeds from issuance of “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” are all carried out in the special account for proceeds from issuance, and strictly implemented the relevant procedures for operation of proceeds from issuance under Tripartite Regulatory Agreement on China Southern Airlines Company Limited 2018 Public Issuance of Corporate Bond Accounts and Proceeds.

The proceeds from the issuance of corporate bonds “19 Xiamen Airlines 01” are used for the repayment of bank loans. In accordance with the requirements set out in the prospectus, Xiamen Airlines has used all the proceeds from issuance of the bond, the balance at the end of the reporting period is zero. Xiamen Airlines has set up special account for the proceeds from the issuance of bond at Bank of China Limited Xiamen Airport Branch in accordance with Tripartite Supervision Agreement on Xiamen Airlines Company Limited 2019 Corporate Bond (First Tranche) Special Account Keeping for Proceeds from Issuance. Xiamen Airlines strictly fulfilled the relevant commitments set out in the corporate bonds prospectus and managed the special account. The inflow and proceeds from issuance of “19 Xiamen Airlines 01” are all carried out in the special account for proceeds from issuance, and strictly implemented the relevant procedures for operation of proceeds from issuance under Tripartite Supervision Agreement on Xiamen Airlines Company Limited 2019 Corporate Bond (First Tranche) Special Account Keeping for Proceeds from Issuance.

The proceeds from the issuance of corporate bonds “20 Xiamen Airlines 01” are used for the replenishment of working capital and repayment of bank loans. In accordance with the requirements set out in the prospectus, Xiamen Airlines has used all the proceeds from issuance of the bond and the balance at the end of the reporting period is zero. Xiamen Airlines has set up special account for the proceeds from the issuance of bond at China Construction Bank Corporation Limited Xiamen Branch in accordance with Tripartite Supervision Agreement on Xiamen Airlines Company Limited 2020 Corporate Bond (First Tranche) (Debt for Pandemic Prevention and Control) Proceeds from Issuance. Xiamen Airlines strictly fulfilled the relevant commitments set out in the corporate bonds prospectus and managed the special account. The inflow and proceeds from issuance of “20 Xiamen Airlines 01” are all carried out in the special account for proceeds from issuance, and strictly implemented the relevant procedures for operation of proceeds from issuance under Tripartite Supervision Agreement on Xiamen Airlines Company Limited 2020 Corporate Bond (First Tranche) (Debt for Pandemic Prevention and Control) Proceeds from Issuance.

IV.	RATINGS OF CORPORATE BONDS

On 22 May 2020, United Credit Ratings Co., Ltd. conducted a follow-up rating on the long-term credit conditions of the Company and the credit conditions of “15 China Southern Airlines 01”, “16 China Southern Airlines 02”, “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” issued by the Company, and determined the Company to be AAA with “stable” prospect and the credit ratings of “15 China Southern Airlines 01”, “16 China Southern Airlines 02”, “18 China Southern Airlines 01”, “19 China Southern Airlines 01” and “19 China Southern Airlines 02” to be AAA.

On 9 June 2020, United Credit Ratings Co., Ltd. conducted a rating on the long-term credit conditions of Xiamen Airlines and the credit conditions of “19 Xiamen Airlines 01” and “20 Xiamen Airlines 02” issued by Xiamen Airlines, and determined Xiamen Airlines to be AAA with “stable” prospect and the credit ratings of “19 Xiamen Airlines 01” and “20 Xiamen Airlines 02” to be AAA.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company and Xiamen Airlines.

Debt Repayment Plan:

The interest date of 15 “China Southern Airlines 01” was 20 November 2015. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020, respectively. On 20 November 2018, some of the investors exercised the option for redemption. The interest date to redeem this portion of the bonds was 20 November of each year from 2016 to 2018, respectively, and the repayment date of the bonds was 20 November 2018. For the remaining outstanding portion of the bonds, the principal and last period interest will be repaid on 20 November 2020. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “16 China Southern Airlines 02” was 25 May 2016. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. On 25 May 2019, some of the investors exercised the option for redemption. The interest date to redeem this portion of the bonds was 25 May of each year from 2017 to 2019, respectively and the repayment date of the bonds was 25 May 2019. For the remaining outstanding portion of the bonds, the interest will be paid on 25 May of each year from 2020 to 2021, respectively, and the principal will be paid on 25 May 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “18 China Southern Airlines 01” was 27 November 2018. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 27 November 2018 to 26 November 2021. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “18 China Southern Airlines 01” is 27 November 2021. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each repayment during the postponed period.

The interest date of “19 China Southern Airlines 01” was 22 February 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 22 February 2020 to 22 February 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 01” is 22 February 2022. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each repayment during the postponed period.

The interest date of “19 China Southern Airlines 02” was 17 May 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest period is from 17 May 2020 to 17 May 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period. The principal is repaid in a lump sum on maturity. The repayment date of “19 China Southern Airlines 02” is 17 May 2022. If the repayment date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each repayment during the postponed period.

The interest date of “19 Xiamen Airlines 01” was 20 November 2019. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 20 November of each year from 2020 to 2022, respectively. The repayment date of “19 Xiamen Airlines 01” is 20 November 2022. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

The interest date of “20 Xiamen Airlines 01” was 16 March 2020. The interests of the bonds of the Company is paid once each year since the interest date, the last period interest is paid together with the repayment of principal, the interest date is 16 March of each year from 2021 to 2023, respectively. The repayment date of “20 Xiamen Airlines 01” is 16 March 2023. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponed period.

VI.	MEETINGS CONVENED FOR HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not convene any meeting for holders of corporate bonds.

VII.	PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS

In October 2015, the Company engaged Guosen Securities to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 with Guosen Securities.

Guosen Securities continuously followed up on and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, implementation of debt repayment protection measures of the Company and events having a material effect on interests of holders of corporate bonds. Guosen Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Code of Conduct for Trustee of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

For the accumulated new borrowings of the Company from January to April 2020 exceeding 20% of the net assets by the end of the previous year, Guosen Securities issued the Report on the Interim Entrusted Major Affairs in Relation to the Corporate Bonds of China Southern Airlines Company Limited on 15 May 2020. In accordance with the relevant regulations and agreements, Guosen Securities issued 2019 Regular Report on Entrusted Management Affairs in respect of Corporate Bonds of China Southern Airlines Company Limited on 29 June 2020.

In September 2018, the Company engaged CSC Financial to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018 and the Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2019 with CSC Financial.

CSC Financial continuously followed up on and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment protection measures of the Company. CSC Financial also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2018 of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2019 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2019 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2018, Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2019, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2019 and other related regulations, CSC Financial actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

For the accumulated new borrowings of the Company from January to April 2020 exceeding 20% of the net assets by the end of the previous year, CSC Financial issued the Report on the Interim Entrusted Affairs in Relation to the Corporate Bonds of China Southern Airlines Company Limited on 13 May 2020. CSC Financial issued 2019 Report on Entrusted Management Affairs in respect of Corporate Bonds of China Southern Airlines Company Limited on 30 June 2020.

In March 2019, Xiamen Airlines engaged CITIC Securities to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Corporate Bonds Publicly Offered by Xiamen Airlines Company Limited in 2019 with CITIC Securities.

CITIC Securities continuously followed up on and supervised Xiamen Airlines’ performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment protection measures of Xiamen Airlines. CITIC Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by Xiamen Airlines. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2019 (First Tranche) of Xiamen Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2020 (First Tranche) (Debt for Pandemic Prevention and Control) of Xiamen Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by Xiamen Airlines Company Limited in 2019, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by Xiamen Airlines Company Limited in 2019 and other related regulations, CITIC Securities actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THIS REPORTING PERIOD AND AS AT THE END OF LAST YEAR (OR DURING THIS REPORTING PERIOD AND THE CORRESPONDING PERIOD OF LAST YEAR)

Major indicators	As at the end of this reporting period	As at the end of last year	Increase/decrease as compared to that as at the end of last year (%)	Reasons for changes
Current ratio	0.33	0.18	83.33	Mainly due to the increase of cash and cash equivalents
Quick ratio	0.30	0.16	87.50	Mainly due to the increase of cash and cash equivalents
Asset-liability ratio	73.92%	74.81%	(1.19)	/
Loan repayment rate	100%	100%	/	/

	During this reporting period (January to June)	During the corresponding period of last year	Increase/decrease as compared to that for the corresponding period of last year (%)	Reasons for changes
EBITDA-to-interest coverage ratio	1	5	(80)	Mainly due to the decrease of traffic revenue resulting from the impact of COVID-19 pandemic
Interest coverage ratio	100%	100%	/	/

IX.	INFORMATION OF OVERDUE LOANS

During the reporting period, the Company did not have any overdue loans.

X.	ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

Outline of Encashment during the Reporting Period:

On 10 January 2020, the ninth tranche of ultra-short-term financing bills of the Company in 2019 expired and the principal and interests totaling RMB2,035,745,901.64 were fully paid.

Type of securities	Expiry (Encashment) date	Encashment status
The ninth tranche of ultra-short-term financing bills of the Company in 2019	10 January 2020	The principal and interests totaling RMB2,035,745,901.64 were fully paid on time
The twenty-third tranche of ultra-short-term financing bills of the Company in 2019	21 January 2020	The principal and interests totaling RMB1,012,743,169.40 were fully paid on time
The eleventh tranche of ultra-short-term financing bills of the Company in 2019	14 February 2020	The principal and interests totaling RMB511,434,426.23 were fully paid on time
The twenty-fifth tranche of ultra-short-term financing bills of the Company in 2019	21 February 2020	The principal and interests totaling RMB505,924,180.33 were fully paid on time
The twenty-sixth tranche of ultra-short-term financing bills of the Company in 2019	25 February 2020	The principal and interests totaling RMB1,012,049,180.33 were fully paid on time
The twenty-seventh tranche of ultra-short-term financing bills of the Company in 2019	17 March 2020	The principal and interests totaling RMB1,011,311,475.41 were fully paid on time
The twenty-eighth tranche of ultra-short-term financing bills of the Company in 2019	20 March 2020	The principal and interests totaling RMB505,592,896.17 were fully paid on time
The twenty-ninth tranche of ultra-short-term financing bills of the Company in 2019	20 March 2020	The principal and interests totaling RMB1,011,558,196.72 were fully paid on time
The thirty-first tranche of ultra-short-term financing bills of the Company in 2019	10 April 2020	The principal and interests totaling RMB505,077,868.85 were fully paid on time
The thirty-second tranche of ultra-short-term financing bills of the Company in 2019	15 April 2020	The principal and interests totaling RMB3,030,983,606.56 were fully paid on time
The third tranche of ultra-short-term financing bills of the Company in 2020	17 April 2020	The principal and interests totaling RMB502,115,573.77 were fully paid on time
The fourth tranche of ultra-short-term financing bills of the Company in 2020	12 May 2020	The principal and interests totaling RMB1,003,688,524.59 were fully paid on time
The sixth tranche of ultra-short-term financing bills of the Company in 2020	13 May 2020	The principal and interests totaling RMB2,509,221,311.48 were fully paid on time
The twenty-fourth tranche of ultra-short-term financing bills of the Company in 2019	15 May 2020	The principal and interests totaling RMB1,018,602,459.02 were fully paid on time
The thirty-third tranche of ultra-short-term financing bills of the Company in 2019	19 May 2020	The principal and interests totaling RMB2,020,163,934.43 were fully paid on time

Type of securities	Expiry (Encashment) date	Encashment status
The thirty-fourth tranche of ultra-short-term financing bills of the Company in 2019	12 June 2020	The principal and interests totaling RMB2,020,051,912.57 were fully paid on time
The thirty-fifth tranche of ultra-short-term financing bills of the Company in 2019	12 June 2020	The principal and interests totaling RMB2,010,025,956.28 were fully paid on time
The thirtieth tranche of ultra-short-term financing bills of the Company in 2019	19 June 2020	The principal and interests totaling RMB510,214,754.10 were fully paid on time
The thirty-sixth tranche of ultra-short-term financing bills of the Company in 2019	19 June 2020	The principal and interests totaling RMB1,010,025,956.28 were fully paid on time
The third tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	10 January 2020	The principal and interests totaling RMB511,569,125.68 were fully paid on time
The fifth tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	5 February 2020	The principal and interests totaling RMB506,370,491.80 were fully paid on time
The sixth tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	14 February 2020	The principal and interests totaling RMB404,233,879.78 were fully paid on time
The seventh tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	13 March 2020	The principal and interests totaling RMB303,606,557.38 were fully paid on time
The eighth tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	9 April 2020	The principal and interests totaling RMB303,501,639.34 were fully paid on time
The ninth tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	24 April 2020	The principal and interests totaling RMB607,419,452.05 were fully paid on time
The tenth tranche of ultra-short-term financing bills of Xiamen Airlines in 2019	22 May 2020	The principal and interests totaling RMB404,904,918.03 were fully paid on time
The eighth tranche of ultra-short-term financing bills of Xiamen Airlines in 2020	17 June 2020	The principal and interests totaling RMB400,802,191.78 were fully paid on time
The ninth tranche of ultra-short-term financing bills of Xiamen Airlines in 2020	19 June 2020	The principal and interests totaling RMB601,001,095.89 were fully paid on time

Outline of Issuance during the Reporting Period:

Type of securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The first tranche of Ultra-short-term Financing Bills of the Company in 2020	15 January 2020	100RMB(2.00%)	RMB1.5 billion	17 January 2020	RMB1.5 billion	13 July 2020
The second tranche of Ultra-short-term Financing Bills of the Company in 2020	17 January 2020	100RMB(2.00%)	RMB2.0 billion	20 January 2020	RMB2.0 billion	16 July 2020
The third tranche of Ultra-short-term Financing Bills of the Company in 2020	17 January 2020	100RMB(1.74%)	RMB0.5 billion	20 January 2020	RMB0.5 billion	16 April 2020
The fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	11 February 2020	100RMB(1.50%)	RMB1.0 billion	13 February 2020	RMB1.0 billion	11 May 2020
The fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	11 February 2020	100RMB(1.85%)	RMB1.0 billion	13 February 2020	RMB1.0 billion	6 August 2020
The sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	12 February 2020	100RMB(1.50%)	RMB2.5 billion	14 February 2020	RMB2.5 billion	12 May 2020
The seventh tranche of Ultra-short-term Financing Bills of the Company in 2020	17 February 2020	100RMB(1.85%)	RMB2.0 billion	19 February 2020	RMB2.0 billion	13 August 2020
The eighth tranche of Ultra-short-term Financing Bills of the Company in 2020	17 February 2020	100RMB(1.75%)	RMB1.0 billion	20 February 2020	RMB1.0 billion	16 July 2020
The ninth tranche of Ultra-short-term Financing Bills of the Company in 2020	24 February 2020	100RMB(1.90%)	RMB0.5 billion	27 February 2020	RMB0.5 billion	20 August 2020
The tenth tranche of Ultra-short-term Financing Bills of the Company in 2020	6 March 2020	100RMB(1.82%)	RMB0.5 billion	11 March 2020	RMB0.5 billion	3 September 2020
The eleventh tranche of Ultra-short-term Financing Bills of the Company in 2020	6 March 2020	100RMB(2.12%)	RMB0.5 billion	11 March 2020	RMB0.5 billion	3 December 2020
The twelfth tranche of Ultra-short-term Financing Bills of the Company in 2020	10 April 2020	100RMB(1.20%)	RMB3.0 billion	14 April 2020	RMB3.0 billion	9 July 2020
The thirteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	13 April 2020	100RMB(1.60%)	RMB3.0 billion	15 April 2020	RMB3.0 billion	12 October 2020
The fourteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	14 April 2020	100RMB(1.90%)	RMB3.0 billion	16 April 2020	RMB3.0 billion	8 January 2021
The fifteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	14 April 2020	100RMB(1.60%)	RMB1.0 billion	16 April 2020	RMB1.0 billion	9 October 2020
The sixteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	21 April 2020	100RMB(1.82%)	RMB0.5 billion	23 April 2020	RMB0.5 billion	14 January 2021
The seventeenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	100RMB(1.29%)	RMB1.0 billion	29 April 2020	RMB1.0 billion	22 October 2020
The eighteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	100RMB(1.03%)	RMB1.0 billion	29 April 2020	RMB1.0 billion	23 July 2020

Type of securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The nineteenth tranche of Ultra-short-term Financing Bills of the Company in 2020	27 April 2020	100RMB(1.29%)	RMB1.0 billion	29 April 2020	RMB1.0 billion	22 October 2020
The twentieth tranche of Ultra-short-term Financing Bills of the Company in 2020	19 May 2020	100RMB(1.40%)	RMB2.0 billion	21 May 2020	RMB2.0 billion	9 February 2021
The twenty-first tranche of Ultra-short-term Financing Bills of the Company in 2020	18 May 2020	100RMB(1.40%)	RMB1.5 billion	20 May 2020	RMB1.5 billion	8 February 2021
The twenty-second tranche of Ultra-short-term Financing Bills of the Company in 2020	25 May 2020	100RMB(1.45%)	RMB2.0 billion	27 May 2020	RMB2.0 billion	19 February 2021
The twenty-third tranche of Ultra-short-term Financing Bills of the Company in 2020	26 May 2020	100RMB(1.48%)	RMB2.0 billion	28 May 2020	RMB2.0 billion	20 February 2021
The twenty-fourth tranche of Ultra-short-term Financing Bills of the Company in 2020	26 May 2020	100RMB(1.31%)	RMB2.0 billion	28 May 2020	RMB2.0 billion	24 August 2020
The twenty-fifth tranche of Ultra-short-term Financing Bills of the Company in 2020	8 June 2020	100RMB(1.25%)	RMB3.0 billion	11 June 2020	RMB3.0 billion	3 December 2020
The twenty-sixth tranche of Ultra-short-term Financing Bills of the Company in 2020	9 June 2020	100RMB(1.15%)	RMB1.0 billion	11 June 2020	RMB1.0 billion	9 July 2020
The first tranche of Medium-term Notes of the Company in 2020	12 February 2020	100RMB(3.12%)	RMB1.0 billion	14 February 2020	RMB1.0 billion	12 February 2023
The second tranche of Medium-term Notes of the Company in 2020	26 February 2020	100RMB(3.05%)	RMB1.0 billion	28 February 2020	RMB1.0 billion	26 February 2023
The third tranche of Medium-term Notes of the Company in 2020	3 March 2020	100RMB(3.00%)	RMB1.0 billion	6 March 2020	RMB1.0 billion	4 March 2023
The fourth tranche of Medium-term Notes of the Company in 2020	3 March 2020	100RMB(3.00%)	RMB1.0 billion	6 March 2020	RMB1.0 billion	4 March 2023
The fifth tranche of Medium-term Notes of the Company in 2020	3 March 2020	100RMB(3.28%)	RMB1.0 billion	6 March 2020	RMB1.0 billion	4 March 2025
The sixth tranche of Medium-term Notes of the Company in 2020	5 March 2020	100RMB(3.00%)	RMB1.0 billion	10 March 2020	RMB1.0 billion	8 March 2023
The seventh tranche of Medium-term Notes of the Company in 2020	23 April 2020	100RMB(2.44%)	RMB1.0 billion	27 April 2020	RMB1.0 billion	25 April 2023
The eighth tranche of Medium-term Notes of the Company in 2020	23 April 2020	100RMB(2.44%)	RMB0.5 billion	28 April 2020	RMB0.5 billion	26 April 2023
The ninth tranche of Medium-term Notes of the Company in 2020	27 April 2020	100RMB(2.44%)	RMB0.5 billion	29 April 2020	RMB0.5 billion	27 April 2023
The first tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	14 January 2020	100RMB(2.40%)	RMB0.5 billion	16 January 2020	RMB0.5 billion	9 July 2020

Type of securities	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
The second tranche of Ultra-short-term Financing Bills (Epidemic Prevention and Control Debt) of Xiamen Airlines in 2020	10 February 2020	100RMB(2.30%)	RMB0.4 billion	13 February 2020	RMB0.4 billion	6 August 2020
The third tranche of Ultra-short-term Financing Bills (Epidemic Prevention and Control Debt) of Xiamen Airlines in 2020	10 February 2020	100RMB(2.47%)	RMB0.3 billion	13 February 2020	RMB0.3 billion	5 November 2020
The fourth tranche of Ultra-short-term Financing Bills (Epidemic Prevention and Control Debt) of Xiamen Airlines in 2020	14 February 2020	100RMB(2.30%)	RMB0.6 billion	18 February 2020	RMB0.6 billion	28 July 2020
The fifth tranche of Ultra-short-term Financing Bills (Epidemic Prevention and Control Debt) of Xiamen Airlines in 2020	18 February 2020	100RMB(2.30%)	RMB0.4 billion	20 February 2020	RMB0.4 billion	13 August 2020
The sixth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	26 March 2020	100RMB(1.85%)	RMB0.3 billion	30 March 2020	RMB0.3 billion	22 September 2020
The seventh tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	3 April 2020	100RMB(1.80%)	RMB0.3 billion	8 April 2020	RMB0.3 billion	29 September 2020
The eighth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	16 April 2020	100RMB(1.20%)	RMB0.4 billion	20 April 2020	RMB0.4 billion	16 June 2020
The ninth tranche of Ultra-short-term Financing Bills of Xiamen Airlines in 2020	21 April 2020	100RMB(1.05%)	RMB0.6 billion	23 April 2020	RMB0.6 billion	18 June 2020

XI.	BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD

As at 30 June 2020, the Company has obtained banking facilities of up to RMB339.781 billion from several domestic banks, among which the utilised banking facilities amounted to about RMB90.894 billion and the unutilised amount was about RMB248.887 billion. During the reporting period, the Group repaid bank loans of approximately RMB38.335 billion.

XII.	IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN THE PROSPECTUS IN CONNECTION WITH ISSUANCE OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, the Company strictly implements the various agreements and undertakings of the prospectus of corporate bonds, and there is no negative impact on the bond investors due to the failure of implementation of the agreements or undertakings of the prospectus of corporate bonds.

XIII.	MAJOR EVENTS AND IMPACT THEREOF ON THE OPERATIONS AND SOLVENCY OF THE COMPANY

During the reporting period, there were no major events which had material impact on the operations and solvency of the Company.

INTERIM FINANCIAL REPORT

REVIEW REPORT

Review report to the Board of Directors of China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 89 to 123 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2020 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2020 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

28 August 2020

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2020 – unaudited

		Six months ended 30 June
	Note	2020 RMB million	2019 RMB million
Operating revenue
Traffic revenue		36,460	70,026
Other operating revenue		2,504	2,913

Total operating revenue	4	38,964	72,939

Operating expenses
Flight operation expenses		16,939	34,269
Maintenance expenses		5,956	6,007
Aircraft and transportation service expenses		7,631	12,147
Promotion and selling expenses		2,219	3,262
General and administrative expenses		1,676	1,719
Depreciation and amortisation	9	12,462	11,681
Others		685	853

Total operating expenses		47,568	69,938

Other net income	8	1,713	2,225

Operating (loss)/profit		(6,891)	5,226
Interest income		42	58
Interest expense	7	(3,405)	(2,876)
Share of associates’ results		(788)	7
Share of joint ventures’ results		129	155
Exchange loss, net		(1,117)	(317)
Changes in fair value of financial assets/liabilities		86	123
Remeasurement of the originally held equity interests in a joint venture		—	13

(Loss)/profit before income tax		(11,944)	2,389
Income tax	10	2,462	(685)

(Loss)/profit for the period		(9,482)	1,704

(Loss)/profit attributable to:
Equity shareholders of the Company		(8,179)	1,682
Non-controlling interests		(1,303)	22

(Loss)/profit for the period		(9,482)	1,704

(Loss)/earnings per share
Basic and diluted	12	RMB (0.64)	RMB0.14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2020 – unaudited

		Six months ended 30 June
	Note	2020 RMB million	2019 RMB million
(Loss)/profit for the period		(9,482)	1,704

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(111)	—
– Share of other comprehensive income of an associate		(3)	2
– Deferred tax relating to above items		28	—

Items that may be reclassified subsequently to profit or loss
– Cash flow hedges: fair value movement of derivative financial assets/liabilities		(66)	(60)
– Differences resulting from the translation of foreign currency financial statements		(1)	(8)
– Share of other comprehensive income of an associate		(6)	—
– Deferred tax relating to above items		17	15

Other comprehensive income for the period	11	(142)	(51)

Total comprehensive income for the period		(9,624)	1,653

Total comprehensive income for the period attributable to:
Equity shareholders of the Company		(8,282)	1,631
Non-controlling interests		(1,342)	22

Total comprehensive income for the period		(9,624)	1,653

FINANCIAL POSITION

At 30 June 2020 – unaudited

	Note		At 30 June 2020 RMB million	At 31 December 2019 RMB million
Non-current assets
Property, plant and equipment, net	13		88,100	84,788
Construction in progress	14		32,091	39,222
Right-of-use assets	15		152,479	153,211
Goodwill			237	237
Interest in associates			2,467	3,322
Interest in joint ventures			3,026	3,124
Aircraft lease deposits			435	457
Other equity instrument investments			938	1,049
Other non-current financial assets			100	106
Derivative financial assets			—	3
Deferred tax assets			6,160	2,692
Other assets			2,237	1,979

			288,270	290,190

Current assets
Inventories			2,099	1,893
Trade receivables	16		2,715	3,152
Other receivables			8,302	7,860
Cash and cash equivalents			17,370	1,849
Restricted bank deposits			102	102
Prepaid expenses and other current assets			463	1,591
Derivative financial assets			114	218
Assets held for sale			4	—
Amounts due from related companies	21	(c)	338	73

			31,507	16,738

Current liabilities
Borrowings	17		46,983	37,543
Lease liabilities			21,722	19,998
Trade payables	18		1,801	2,317
Contract liabilities			1,459	1,610
Sales in advance of carriage			3,679	10,303
Current income tax			825	563
Amounts due to related companies	21	(c)	210	170
Accrued expenses			12,513	15,745
Other liabilities			7,650	7,241

			96,842	95,490

Net current liabilities			(65,335)	(78,752)

Total assets less current liabilities			222,935	211,438

The accompanying notes form part of this interim financial report.

	Note	At 30 June 2020 RMB million	At 31 December 2019 RMB million
Non-current liabilities
Borrowings	17	23,805	13,637
Lease liabilities		108,942	114,076
Other non-current liabilities		2,007	1,782
Provision for major overhauls		3,745	3,542
Derivative financial liabilities		63	—
Deferred benefits and gains		857	833
Deferred tax liabilities		127	239

		139,546	134,109

Net assets		83,389	77,329

Capital and reserves
Share capital		15,329	12,267
Reserves	19	56,284	51,839

Total equity attributable to equity shareholders of the Company		71,613	64,106
Non-controlling interests		11,776	13,223

Total equity		83,389	77,329

Approved and authorised for issue by the Board of Directors on 28 August 2020.

Wang Chang Shun	Ma Xu Lun
Director	Director

The accompanying notes form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2020 – unaudited

			Attributable to equity shareholders of the Company
	Note		Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 1 January 2019			12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for the six months ended 30 June 2019:
Profit for the period			—	—	—	—	—	1,682	1,682	22	1,704
Other comprehensive income			—	—	(45)	2	(8)	—	(51)	—	(51)

Total comprehensive income			—	—	(45)	2	(8)	1,682	1,631	22	1,653
Dividends relating to 2018			—	—	—	—	—	(613)	(613)	—	(613)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(20)	(20)
Changes in other reserves			—	—	—	—	44	—	44	—	44

Balance at 30 June 2019 and 1 July 2019			12,267	25,652	12	438	2,671	22,155	63,195	12,876	76,071

Changes in equity for the six months ended 31 December 2019:
Profit for the period			—	—	—	—	—	958	958	422	1,380
Other comprehensive income			—	—	(10)	(29)	2	—	(37)	5	(32)

Total comprehensive income			—	—	(10)	(29)	2	958	921	427	1,348
Appropriations to reserves			—	—	—	—	181	(181)	—	—	—
Acquisition of non-controlling interests in a subsidiary			—	—	—	—	(10)	—	(10)	(14)	(24)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(66)	(66)

Balance at 31 December 2019 and 1 January 2020			12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329
Changes in equity for the six months ended 30 June 2020:
Loss for the period			—	—	—	—	—	(8,179)	(8,179)	(1,303)	(9,482)
Other comprehensive income			—	—	(55)	(47)	(1)	—	(103)	(39)	(142)

Total comprehensive income for the period			—	—	(55)	(47)	(1)	(8,179)	(8,282)	(1,342)	(9,624)
Issuance of shares	19	(b)(i)	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests of a subsidiary			—	—	—	—	(155)	—	(155)	(105)	(260)
Changes in other reserves			—	—	—	—	(7)	—	(7)	—	(7)

Balance at 30 June 2020			15,329	38,541	(53)	362	2,681	14,753	71,613	11,776	83,389

The accompanying notes form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2020 – unaudited

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Operating activities
Cash (used in)/generated from operating activities	(3,846)	14,880
Interest received	34	54
Interest paid	(3,421)	(3,471)
Income tax paid	(599)	(1,469)

Net cash (used in)/generated from operating activities	(7,832)	9,994

Investing activities
Acquisition of a subsidiary, net of cash acquired	—	12
Proceeds from disposal of property, plant and equipment	450	540
Acquisition of other financial assets	—	(25)
Dividends received from associates	54	57
Dividends received from a joint venture	—	57
Dividends received from other investments in equity and other non-current financial assets	1	1
Proceeds from disposal of other financial assets	—	442
Proceeds from disposal of derivative financial instruments	51	—
Proceeds from maturity of term deposits	3	264
Acquisition of term deposits	(722)	(92)
Acquisition of property, plant and equipment and other assets	(2,987)	(10,835)
Capital injection into an associate	—	(500)
Other net cash inflow from investing activities	28	73

Net cash used in investing activities	(3,122)	(10,006)

Financing activities
Proceeds from issuance of shares	15,951	—
Proceeds from bank borrowings	32,660	13,798
Proceeds from issuance of ultra-short-term financing bills	43,800	19,491
Proceeds from corporate bonds	9,000	5,000
Repayment of bank borrowings	(38,335)	(22,441)
Repayment of ultra-short-term financing bills	(27,500)	(3,000)
Repayment of corporate bonds	—	(9,850)
Capital element of lease rentals paid	(8,843)	(8,366)
Payment for purchase of non-controlling interests of a subsidiary	(260)	—
Dividends paid to non-controlling interests	(5)	—

Net cash generated from/(used in) financing activities	26,468	(5,368)

Net increase/(decrease) in cash and cash equivalents	15,514	(5,380)
Cash and cash equivalents at 1 January	1,849	6,928
Exchange gain on cash and cash equivalents	7	1

Cash and cash equivalents at 30 June	17,370	1,549

The accompanying notes form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 28 August 2020.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2019 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2020 annual financial statements. Details of any changes in significant accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2019 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s review report to the Board of Directors is included on page 88.

2	Changes in significant accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 3, Definition of a Business

The amendments clarify the definition of a business and provide further guidance on how to determine whether a transaction represents a business combination. In addition, the amendments introduce an optional “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The amendments do not have an impact on the Group’s interim financial report.

2	Changes in significant accounting policies (continued)

Amendment to IFRS 16, Covid-19-Related Rent Concessions

The amendment provides a practical expedient that allows a lessee to by-pass the need to evaluate whether certain qualifying rent concessions occurring as a direct consequence of the COVID-19 pandemic (“COVID-19-Related Rent Concessions”) are lease modifications and, instead, account for those rent concessions as if they were not lease modifications.

The Group was granted with rent concessions in relation to several aircraft and building lease contracts in the form of reduction, delay or discount on fixed lease payments during the interim reporting period, which were qualifying COVID-19-Related Rent Concessions. The Group elected to early adopt the amendments and applies the practical expedient to rent concessions in relation to all leases except for aircraft and engine leases. Consequently, rent concessions received have been accounted for as negative variable lease payments recognised in profit or loss in the period in which the event or condition that triggers those payments occurred (see Note 15). There is no impact on the opening balance of equity at 1 January 2020.

3	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, foreign currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2019.

There have been no changes in the risk management policies since 31 December 2019.

(a)	Liquidity risk

As at 30 June 2020, the Group’s current liabilities exceeded its current assets by RMB65,335 million. For the six months ended 30 June 2020, the Group recorded a net cash outflow from operating activities of RMB7,832 million, a net cash outflow from investing activities of RMB3,122 million and a net cash inflow from financing activities of RMB26,468 million, which in total resulted in a net increase in cash and cash equivalents of RMB15,514 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2020, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB339,781 million (31 December 2019: RMB308,343 million), of which approximately RMB248,887 million (31 December 2019: RMB251,165 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

As at 30 June 2020, the contractual maturities of the Group’s borrowings are disclosed in Note 17.

3	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans.

As at 30 June 2020, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB495 million (31 December 2019: decreased/increased the Group’s profit after tax and retained earnings by approximately RMB559 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s loss/profit after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss/profit after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2019.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities and certain of the bank borrowings are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

3	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in Group’s loss/profit after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	30 June 2020
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/(Increase) in loss after tax and increase/(decrease) in retained earnings RMB million
USD	1%	414
	(1%)	(414)
Euro	1%	26
	(1%)	(26)
Japanese Yen	10%	87
	(10%)	(87)

	31 December 2019
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) in profit after tax and retained earnings RMB million
USD	1%	434
	(1%)	(434)
Euro	1%	26
	(1%)	(26)
Japanese Yen	10%	94
	(10%)	(94)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

3	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with CSAH’s affiliated financial institution, China Southern Airlines Group Finance Company Limited (“SA Finance”), and other major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2020, the balance due from BSP agents amounted to RMB222 million (31 December 2019: RMB984 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credit sale receivables, general aviation service receivables, receivables on cooperation fights and other trade receivables, among which air ticket receivables accounts for 63% of total trade receivables as at 30 June 2020 (31 December 2019: 59%).

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables.

	30 June 2020
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,714	—
More than 3 months but less than 1 year	50%	7	4
More than 1 year but less than 2 years	100%	12	12
More than 2 years but less than 3 years	100%	3	3
More than 3 years	100%	16	16

		1,752	35

	31 December 2019
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,877	—
More than 3 months but less than 1 year	50%	11	6
More than 1 year but less than 2 years	100%	7	7
More than 2 years but less than 3 years	100%	—	—
More than 3 years	100%	16	16

		1,911	29

3	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credit sale receivables, general aviation service receivables and receivables on cooperation flights are considered to be insignificant.

The Group measures credit loss allowance for other trade receivables amounted to RMB7 million (31 December 2019: RMB7 million) based on ECLs.

Other receivables

For other receivables, the Group measures the loss allowance equal to 12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL.

The following table provides the Group’s credit loss allowance information based on ECLs for other receivables.

	30 June 2020 RMB million	31 December 2019 RMB million
12-month ECL	2	1
Lifetime ECL (not credit-impaired)	10	4
Lifetime ECL (credit-impaired)	—	—

	12	5

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (six months ended 30 June 2019:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB840 million (six months ended 30 June 2019: RMB2,062 million). The sensitivity analysis indicates the change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period.

During the six months ended 30 June 2020, the Group entered into certain crude oil forward contracts to mitigate jet fuel price risk and a net gain of RMB51 million was realised during this period. As at 30 June 2020, the Group did not hold any unsettled crude oil forward contracts.

3	Financial risk management and fair values (continued)

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2020, the Group’s strategy, which was unchanged from 2019, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 74% as at 30 June 2020 (31 December 2019: 75%).

3	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at 30 June 2020 categorised into
	Fair value at 30 June 2020 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	188	—	—	188
– Non-tradable shares	750	—	—	750
Other non-current financial assets:
– Listed shares	68	68	—	—
– Non-listed shares	32	—	—	32
Derivative financial assets:
– Forward foreign exchange contracts	114	—	114	—
Financial liabilities:
Derivative financial liabilities:
– Interest rate swaps	(63)	—	(63)	—

3	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Fair value hierarchy (continued)

		Fair value measurements as at 31 December 2019 categorised into
	Fair value at 31 December 2019 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instrument investments:
– Non-listed shares	188	—	—	188
– Non-tradable shares	861	—	—	861
Other non-current financial assets:
– Listed shares	74	74	—	—
– Non-listed shares	32	—	—	32
Derivative financial assets:
– Interest rate swaps	3	—	3	—
– Cross currency swaps	187	—	187	—
– Forward foreign exchange contracts	31	—	31	—

During the six months ended 30 June 2020 and 30 June 2019, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

Fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

3	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
– Non-listed shares ((1)&(3))	Market comparable companies	Discount for lack of marketability	22%
– Non-tradable shares ((2)&(3))	Discounted cash flow	Expected profit growth rate during the projection period	Break-even, 12%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	34%
		Discount rate	9.90%
Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rate during the projection period	11%-15%
		Perpetual growth rate	1%-4%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	27%-43%
		Discount rate	9.90%-11.08%

(1)

The fair value of non-listed shares is determined by using fair value of comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and leases liabilities are carried at amounts not materially different from their fair values as at 30 June 2020 and 31 December 2019.

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	Six months ended 30 June
	2020 RMB million	2019 RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	28,793	65,617
– Cargo and mail	7,667	4,409
– Commission income	1,282	1,385
– Cargo handling income	239	203
– General aviation income	226	255
– Hotel and tour operation income	165	359
– Ground services income	121	218
– Air catering income	112	170
– Others	279	233

	38,884	72,849
Revenue from other sources:
– Rental income	80	90

	38,964	72,939

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 5(a) and 5(b) respectively.

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment (loss)/profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 5(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2020 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	1,302	675	(572)	—	1,405
Over time	37,333	1,220	(994)	—	37,559

Revenue from external customers	38,590	374	—	—	38,964
Inter-segment sales	45	1,521	(1,566)	—	—

Reportable segment revenue	38,635	1,895	(1,566)	—	38,964

Reportable segment (loss)/profit before taxation	(11,400)	16	(2)	(550)	(11,936)

Reportable segment (loss)/profit after taxation	(8,918)	16	(2)	(572)	(9,476)

Other segment information
Income tax	(2,482)	—	—	22	(2,460)
Interest income	55	14	(27)	—	42
Interest expense	3,423	9	(27)	—	3,405
Depreciation and amortisation	12,311	143	—	—	12,454
Credit loss	13	—	—	—	13
Share of associates’ results	—	—	—	(788)	(788)
Share of joint ventures’ results	—	—	—	129	129
Change in fair value of financial instruments	—	—	—	86	86
Non-current assets additions during the period(#)	8,357	90	—	—	8,447

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2019 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	1,398	1,081	(913)	—	1,566
Over time	70,825	2,668	(2,120)	—	71,373

Revenue from external customers	72,208	731	—	—	72,939
Inter-segment sales	15	3,018	(3,033)	—	—

Reportable segment revenue	72,223	3,749	(3,033)	—	72,939

Reportable segment profit before taxation	1,810	269	—	321	2,400

Reportable segment profit after taxation	1,213	209	—	290	1,712

Other segment information
Income tax	597	60	—	31	688
Interest income	47	11	—	—	58
Interest expense	2,861	15	—	—	2,876
Depreciation and amortisation	11,511	164	—	—	11,675
Share of associates’ results	—	—	—	7	7
Share of joint ventures’ results	—	—	—	155	155
Remeasurement of the originally held equity interests in a joint venture	—	—	—	13	13
Change in fair value of financial instruments	—	—	—	123	123
Non-current assets additions during the period(#)	24,001	395	—	—	24,396

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities as at 30 June 2020 and 31 December 2019 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 30 June 2020
Reportable segment assets	308,744	5,898	(1,785)	6,644	319,501
Reportable segment liabilities	236,216	1,828	(1,726)	63	236,381

As at 31 December 2019
Reportable segment assets	295,439	7,048	(3,662)	7,821	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	—	229,592

*

Unallocated assets and liabilities primarily include interest in associates and joint ventures, derivative financial assets/liabilities, other equity instrument investments and other non-current financial assets. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from other equity instrument investments and other non-current financial assets, and the fair value movement of financial assets/liabilities recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments and other non-current financial assets, derivative financial assets and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2020	2019
	RMB Million	RMB Million

Domestic	24,100	52,280
International	14,642	19,238
Hong Kong, Macau and Taiwan	222	1,421

	38,964	72,939

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

5	Segment reporting (continued)

(c)	Reconciliation of reportable segment (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report.

		Six months ended 30 June
		2020	2019
	Note	RMB million	RMB million
(Loss)/profit before income tax
Reportable segment (loss)/profit before taxation	5(a)	(11,936)	2,400
Capitalisation of exchange difference of specific loans	(i)	(8)	(11)

Consolidated (loss)/profit before income tax		(11,944)	2,389

		30 June 2020	31 December 2019
	Note	RMB million	RMB million
Assets
Reportable segment assets	5(a)	319,501	306,646
Capitalisation of exchange difference of specific loans	(i)	48	56
Government grants	(ii)	(6)	(6)
Adjustments arising from business combinations under common control	(iii)	237	237
Others		(3)	(5)

Consolidated total assets		319,777	306,928

		30 June 2020	31 December 2019
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities	5(a)	236,381	229,592
Others		7	7

Consolidated total liabilities		236,388	229,599

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

7	Interest expense

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Interest on borrowings	960	1,016
Interest on lease liabilities	2,659	2,541

Total interest expense on financial liabilities not at fair value through profit or loss	3,619	3,557
Less: interest expense capitalised (Note)	(212)	(669)

	3,407	2,888
Interest rate swaps: cash flow hedges, reclassified from equity (Note 11)	(2)	(12)

	3,405	2,876

Note:	The weighted average interest rate used for interest capitalisation was 2.69% per annum for the six months ended 30 June 2020 (six months ended 30 June 2019: 3.51%).

8	Other net income

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Government grants (Note)	1,207	1,845
Gains on disposal of property, plant and equipment, net and right-of-use assets
– Aircraft and spare engines	157	34
– Other property, plant and equipment	78	12
Others	271	334

	1,713	2,225

Note:	Government grants mainly represent subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2020.

9	Operating profit

Operating profit is stated after charging the following items:

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Jet fuel costs	8,399	20,616
Depreciation of property, plant and equipment	4,483	4,326
Depreciation of right-of-use assets	7,807	7,211
Other amortisation	172	144
Rental charges	596	1,076
Staff costs	11,157	12,228

10	Income tax

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
PRC income tax	1,073	946
Deferred tax	(3,535)	(261)

	(2,462)	685

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods.

For the six months ended 30 June 2020, the Company and its branches are liable to income tax rates ranging from 15% to 25% (six months ended 30 June 2019: 15%to 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 30% (six months ended 30 June 2019: 15% to 30%).

China Southern West Australian Flying College Pty Ltd. (“Flying College”), one of the subsidiaries of the Company, is located in Australia and is subject to income tax at 30%. Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

11	Other comprehensive income

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(64)	(48)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 7)	(2)	(12)
Deferred tax credited to other comprehensive income	17	15

	(49)	(45)

Equity investments measured at FVOCI:
Changes in fair value recognised during the period	(111)	—
Deferred tax credited to other comprehensive income	28	—

	(83)	—

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(3)	2
Will be reclassified to profit or loss	(6)	—

	(9)	2

Differences resulting from the translation of foreign currency financial statements	(1)	(8)

12	(Loss)/earnings per share

The calculation of basic (loss)/earnings per share for the six months ended 30 June 2020 is based on the loss attributable to equity shareholders of the Company of RMB8,179 million (six months ended 30 June 2019: profit attributable to equity shareholders of the Company of RMB1,682 million) and the weighted average of 12,776,387,469 shares (six months ended 30 June 2019: 12,267,172,286 shares) in issue during the period.

The amounts of diluted (loss)/earnings per share are the same as basic (loss)/earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

13	Property, plant and equipment, net

	Six months ended 30 June 2020
	Aircraft	Engines and flight equipment	Others	Total
	RMB million	RMB million	RMB million	RMB million
Carrying amounts at 31 December 2019	59,099	11,266	14,423	84,788
Additions	815	315	521	1,651
Transfers from construction in progress (Note 14)	371	39	5,955	6,365
Transfers to assets held for sale	—	—	(4)	(4)
Depreciation charges (Note)	(3,060)	(705)	(718)	(4,483)
Disposals	(128)	(18)	(71)	(217)

Carrying amounts at 30 June 2020	57,097	10,897	20,106	88,100

Note:

Components related to engine overhaul costs under property, plant and equipment and right-of-use assets were originally depreciated using the straight-line method by the Group. Upon analysis of historical data over past years and assessment of the actual consumption model and the expected method of relevant economic benefit realisation in respect of the overhaul components of engine, the Group is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Therefore, the Group is of the view that changing the depreciation method of components related to engine overhaul costs to the unit of consumption method can more truly and objectively reflect the actual consumption of assets, the financial position and operating performance of the Group. This change in accounting estimates has been applied prospectively with effect from 1 April 2020. The comparison of depreciation method of components related to engine overhaul costs before and after the change is detailed as below:

Components related to engine overhaul costs	Before the change	After the change
Expected useful lives/Expected flying hours	3-5.5 years	9-42 thousand hours
Estimated net residual rate	—	—
Annual depreciation rate/Depreciation rate per thousand hours	18.2%-33.3%	2.4%-11.1%

As a result of this change in accounting estimates, the consolidated loss before tax of the Group was decreased by approximately RMB655 million during the period. As it is impractical to accurately forecast the flying hours of the engines of the Group for the second half of 2020 and for the future periods, the Group is of the view that it is unable to estimate the respective impacts on the financial information of the Group for the second half of 2020 and for the future periods.

14	Construction in progress

	Six months ended 30 June 2020
	Advance payments for the acquisition of aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 31 December 2019	30,919	8,303	39,222
Additions	2,039	2,952	4,991
Transfers to property, plant and equipment (Note 13)	(410)	(5,955)	(6,365)
Transfers to right-of-use assets (Note 15)	(3,267)	(2,379)	(5,646)
Transfers to others	—	(111)	(111)

Carrying amounts at 30 June 2020	29,281	2,810	32,091

15	Right-of-use assets

	Six months ended 30 June 2020
	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Carrying amounts at 31 December 2019	147,491	3,209	2,153	358	153,211
Additions	979	—	305	186	1,470
Transfers from construction in progress (Note 14)	3,267	2,379	—	—	5,646
Depreciation charges (Note (i))	(7,205)	(61)	(498)	(43)	(7,807)
Disposals	—	—	(41)	—	(41)

Carrying amounts at 30 June 2020	144,532	5,527	1,919	501	152,479

Notes:

(i)	The Group changed the accounting estimates in relation to the depreciation method of components related to engine overhaul costs, with effect from 1 April 2020 (see Note 13).

(ii)

As disclosed in Note 2, the Group has early adopted the Amendment to IFRS 16, Covid-19-Related Rent Concessions, and has applied the practical expedient introduced by the Amendment to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the period. The amount of above rent concessions for the six months ended 30 June 2020 is RMB6 million.

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June 2020	31 December 2019
	RMB million	RMB million
Within 1 month	1,913	2,308
More than 1 month but less than 3 months	346	555
More than 3 months but less than 12 months	447	297
More than 1 year	51	28

	2,757	3,188
Less: loss allowance	(42)	(36)

	2,715	3,152

17	Borrowings

Borrowings are analysed as follows:

	30 June 2020	31 December 2019
	RMB million	RMB million
Non-current
Long-term borrowings
– secured	—	10
– unsecured	3,720	2,381

	3,720	2,391
Corporate bonds
– unsecured (Note (i))	9,498	8,646

Medium-term notes
– unsecured (Note (ii))	10,587	2,600

	23,805	13,637

Current
Current portion of long-term borrowings
– secured	—	90
– unsecured	63	51
Short-term borrowings
– unsecured	5,324	12,250
Ultra-short-term financing bills
– unsecured	38,792	22,497

	44,179	34,888
Current portion of corporate bonds
– unsecured (Note (i))	2,804	2,655

	46,983	37,543
Total borrowings	70,788	51,180

The borrowings are repayable:
Within one year	46,983	37,543
After 1 year but within 2 years	8,707	3,773
After 2 years but within 5 years	12,242	8,389
After 5 years	2,856	1,475

	70,788	51,180

17	Borrowings (continued)

Notes:

(i)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB345 million were redeemed by the Company in 2018 at the request of investors, and the remaining bonds of RMB2,655 million will mature after five years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million will mature after five years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72%. The corporate bonds mature in three years.

Xiamen Airlines Company Limited (“Xiamen Airlines”), a subsidiary of the Group, issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58%. The corporate bonds mature in three years.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95%. The corporate bonds mature in three years.

(ii)	Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million on 18 October 2019 at an interest rate of 3.20%. The medium-term notes mature in three years.

The Group issued medium-term notes with aggregate nominal value of RMB8,000 million during the six months ended 30 June 2020 at interest rates from 2.44% to 3.28%. The medium-term notes mature in three to five years.

18	Trade payables

Ageing analysis of trade payables is set out below:

	30 June 2020	31 December 2019
	RMB million	RMB million
Within 1 month	267	563
More than 1 month but less than 3 months	693	506
More than 3 months but less than 6 months	345	450
More than 6 months but less than 1 year	267	568
More than 1 year	229	230

	1,801	2,317

19	Capital, reserves and dividends

(a)	Dividends

(i)	Dividends payable to equity shareholders attributable to the interim period

The Board of Directors did not propose any interim dividend for the six months ended 30 June 2020 (six months ended 30 June 2019: nil).

(ii)	Dividends payable to equity shareholders attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Nil dividend in respect of the previous financial year, approved and paid during the following interim period (six months ended 30 June 2019: RMB0.05 per share)	—	613

(b)	Reserves

(i)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

In April and June 2020, the Company issued 608,695,652 H shares (“new H shares”) to a fellow subsidiary of CSAH at the price of HKD5.75 per share, and issued 2,453,434,457 A shares (“new A shares”) to CSAH at the price of RMB5.21 per share, respectively. RMB3,062 million was credited to share capital and RMB12,889 million was credited to share premium. The new A shares issued to CSAH are restricted for trading for 36 months from the date of completion of the issuance. Further, in accordance with the H shares subscription agreement entered into between the Company and the fellow subsidiary of CSAH, the fellow subsidiary of CSAH committed not to trade or transfer any of the new H shares for 36 months from the date of completion of the issuance.

(ii)	Fair value reserve (recycling)

The fair value reserve (recycling) represents the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges, and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(iii)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI.

(iv)	Other reserves

Other reserves mainly comprise statutory surplus reserve. For the six months ended 30 June 2020, the Company did not make any appropriation of statutory surplus reserve (six months ended 30 June 2019: nil).

20	Commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June 2020	31 December 2019
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	69,531	71,224

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of non-controlling interests in a subsidiary	—	232
– share of capital commitments of a joint venture	431	322

	431	554
– authorised but not contracted for
– share of capital commitments of a joint venture	23	31

	454	585

Commitments for other property, plant and equipment
– authorised and contracted for	5,605	4,571
– authorised but not contracted for	6,419	10,451

	12,024	15,022

	82,009	86,831

21	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.69 million for the six months ended 30 June 2020 (six months ended 30 June 2019: RMB4.85 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

21	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

Details of the significant transactions carried out by the Group are as follows:

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Income from the CSAH and its affiliates
Entrusted management income	14	14
Commission income	7	7
Rental income	4	4
Aviation material sales income	3	2
Others	1	—

Purchase of goods and services from the CSAH and its affiliates
Lease charges for land and buildings	183	177
Maintenance material purchase	54	72
Property management fee	70	71
Air catering supplies expenses	32	67
Commission expenses	22	15
Others	3	2

Purchase of goods and services from joint ventures and associates
Repairing charges and maintenance material purchase expenses	1,174	1,616
Repairing charges	892	1,309
Ground service expenses	32	60
Air catering supplies expenses	10	47
Advertising expenses	45	47
Property management fee	9	11
Others	6	3

21	Material related party transactions (continued)

(b)	Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued)

	Six months ended 30 June
	2020	2019
	RMB million	RMB million
Income from joint ventures and associates
Pilot training income	10	—
Air catering supplies income	8	18
Ground service income	5	7
Maintenance material sales and handling income	3	5
Labour service income and rental income	—	8
Others	10	6

Purchase of goods and services from other related companies
Computer reservation services	149	347
Aviation supplies expenses	—	22
Canteen service	—	17
Others	—	7

Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	2,239	1,415

In addition to the above, certain affiliates of CSAH and other related companies also provided other miscellaneous services to the Group during the six months ended 30 June 2020 and 2019. The total amount paid or payable to CSAH Group was not material to the results of the Group for the period.

21	Material related party transactions (continued)

(c)	Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group

	30 June 2020	31 December 2019
	RMB million	RMB million
Receivables
Joint ventures	269	20
Associates	35	35
Other related companies	19	—
CSAH and its affiliates	15	18

	338	73

Prepayments for acquisition for long-term assets
CSAH and its affiliates	479	160
Associates	419	353

	898	513

Payables
CSAH and its affiliates	158	116
Joint ventures	51	53
Associates	1	1

	210	170

Accrued expenses
Joint ventures	2,090	2,092
Other related companies	334	274
Associates	85	169
CSAH and its affiliates	26	55

	2,535	2,590

Lease liabilities
CSAH and its affiliates	27,403	23,734

Except lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

21	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

As at 30 June 2020, loans from SA Finance to the Group amounted to RMB161 million (31 December 2019: RMB76 million). Interest expense during six months ended 30 June 2020 on such loans amounted to RMB13 million (six months ended 30 June 2019: RMB6 million) and the interest rates were 4.28% to 4.35% per annum (six months ended 30 June 2019: 3.92% to 4.28% per annum).

In 2019, CSAH, SA Finance and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB5,520 million to the Group as at 31 December 2019, which has been settled in May and June 2020. Interest expense during the six months ended 30 June 2020 on such loans amounted to RMB89 million (six months ended 30 June 2019: RMB10 million) and the interest rate was 3.92% per annum (six months ended 30 June 2019: 3.92% per annum).

(ii)	Deposits placed with SA Finance

As at 30 June 2020, the Group’s deposits with SA Finance amounted to RMB9,975 million (31 December 2019: RMB711 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China.

During the six months ended 30 June 2020, interest income from such deposits amounted to RMB29 million (six months ended 30 June 2019: RMB32 million).

22	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lacking adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2019: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2020, total personal bank loans of RMB243 million (31 December 2019: RMB275 million), under these guarantees, were drawn down from the banks. During the period, no payment has been made by the Group (six months ended 30 June 2019: nil) to the banks due to the default of payments of certain pilot trainees.

22	Contingent liabilities (continued)

(d)

In May 2020, a third party company submitted an arbitration application against the Company to China Guangzhou Arbitration Commission, with regard to an investment dispute in relation to the establishment of an entity by both parties (“Arbitration”). The entity has not commenced operation since establishment and its business license has already been revoked by Guangzhou Administration for Industry & Commerce. The third party company claimed against the Company for repayment of RMB73 million for the start-up funds paid into the entity and the receivables due from the Company which were converted into capital injection into the entity. In addition, the third party company also claimed for reimbursement of interest expenses on the aforementioned repayment amounts. Up to the date of approval of this interim financial report, the hearing in the Arbitration proceeding has not started. The directors consider that, given the preliminary status of this Arbitration, the Company cannot reasonably predict the result and potential financial impact of this pending Arbitration. Therefore, no provision has been made against this pending Arbitration in this interim report.

23	Non-adjusting events after the reporting period

On 30 June 2020, the Company’s public issuance of A share convertible bonds (the “Convertible Bonds Issuance”) was approved by the Annual General Meeting, and the total funds to be raised from the Convertible Bonds Issuance will be no more than RMB16 billion (inclusive). The Company’s application for the proposed Convertible Bonds Issuance was approved by the Issuance Examination Committee of China Securities Regulatory Commission (“CSRC”) on 24 August 2020. Up to the date of approval of this interim financial report, the proposed Convertible Bonds Issuance remains subject to the formal approval document of CSRC.

24	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue for the first half of 2020.

The Group has been closely monitoring the impact of the developments on the Group’s business and has put in place contingency measures. These contingency measures include: temporarily reducing the numbers of flights of certain routes, provisionally suspending certain domestic and international routes according to the travel restrictions of related countries and regions. Based on the Group’s actual performance in the first half of 2020, contingent measures put in place and unutilised available banking facilities (Note 3(a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period from 30 June 2020. Based on such forecast, the Directors of the Company believe that the Group has adequate funding to meet the working capital and capital expenditure requirements and repay the borrowing due during the forecast period.

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on (loss)/profit attributable to equity shareholders of the Company is analysed as follows:

		Six months ended 30 June 2020	Six months ended 30 June 2019
	Note	RMB million	RMB million
Amounts under PRC GAAP		(8,174)	1,690
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(8)	(11)
Tax impact of the above adjustments		2	3
Effect of the above adjustments on non-controlling interests		1	—

Amounts under IFRSs		(8,179)	1,682

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		As at 30 June 2020	As at 31 December 2019
	Note	RMB million	RMB million
Amounts under PRC GAAP		71,375	63,863
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	48	56
Government grants	(b)	(6)	(6)
Adjustment arising from business combination under common control	(c)	237	237
Tax impact of the above adjustments		(10)	(12)
Effect of the above adjustments on non-controlling interests		(31)	(32)

Amounts under IFRSs		71,613	64,106

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.